Filed pursuant to Rule 253(g)(2)
File No. 024-12488

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

OFFERING CIRCULAR, DATED SEPTEMBER 6, 2024

____________________________________

STARFIGHTERS SPACE, INC.

Reusable Launch Vehicle Hangar, Hangar Rd

Cape Canaveral, FL, 32920

321-261-0900

www.starfightersspace.com

Up to 9,749,303 Shares of Common Stock

Agent Warrants For The Purchase Of Up To 97,493 Shares Of Common Stock

Up To 97,493 Shares Of Common Stock Underlying Agent Warrants

Starfighters Space, Inc., a corporation formed under the laws of the State of Delaware (the "Company", "Starfighters", "we" or "us"), is offering up to 9,749,303 (the "Maximum Offering") shares of common stock of the Company, par value $0.00001 per share (the "Common Stock" or "Securities"), to be sold in this offering (the "Offering"). See "Securities Being Offered". Each Common Stock is being offered at a purchase price of $3.59 per share on a "best efforts" basis for gross proceeds of up to $35,000,000. We are selling our Common Stock through a Tier 2 offering pursuant to Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), and we intend to sell the Common Stock either directly to investors or through registered broker-dealers who are paid commissions. The Company has engaged Digital Offering LLC, a Delaware limited liability company and FINRA/SIPC registered broker-dealer (the "Broker"), to act as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services. This Offering will terminate on the earlier of (i) twelve (12) months after the commencement date of this Offering, unless earlier terminated or extended by the Company, (ii) the date on which the Maximum Offering is sold, or (iii) when the board of directors of the Company (the "Board") elects to terminate the Offering (in each such case, the "Termination Date"). There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin applying "dollar one" of the proceeds from the Offering towards our business strategy, including, without limitation, research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes, and other uses, as more specifically set forth in the "Use of Proceeds" section of this Offering Circular. The minimum investment amount for an investor is $718; however, we reserve the right to waive this minimum in the sole discretion of our management. The Company has engaged Enterprise Bank & Trust (the "Escrow Agent") to hold funds tendered by investors. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the Termination Date. We expect to commence the sale of the Common Stock as of the date on which the Offering Statement (the "Offering Statement") of which this Offering Circular (the "Offering Circular") is a part of is qualified by the SEC. All amounts in this Offering Circular are in United States dollars unless otherwise indicated in some cases, Canadian dollars are used and prefaced, when necessary, with "CDN" to indicate non-US currency.

Investing in our Common Stock involve a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

	Proposed Offering Price to Public	Commissions and Discounts(2)	Proceeds to Company(2)	Proceeds to other persons
Price per shares of Common Stock	$3.59(5)	$0.0359	$3.35	$0.2041
Total Maximum Offering(1)	$35,000,000(3)(5)	$350,000	$32,660,000(3)(4)	$1,990,000(4)(5)

Notes:

(1) The Company is offering up to 9,749,303 shares of Common Stock. There is a minimum investment of $718.  See "Plan of Distribution" for further details.

(2) Assumes the Offering is fully subscribed. The Company has engaged the Broker, as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services. Once the Commission has qualified the Offering Statement and this Offering commences, the Broker will receive a cash commission equal to one percent (1.0%) of the amount raised in the Offering. Additionally, the Company (i) has paid the Broker a retainer of $25,000 to cover accountable expenses incurred by the Broker in connection with the Offering (which advance received by the Broker will be reimbursed to the Company to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a)), and (ii) will also issue the Broker, on each closing of the Offering, five-year agent warrants (the "Agent Warrants") for the purchase of a number of shares of Common Stock that is equal to the quotient of one percent (1%) of the of the dollar amount of Common Stock sold at such closing divided by $3.59. Assuming the Offering is fully subscribed, the Company will issue the Broker Agent Warrants which shall be exercisable to acquire 97,493 shares of Common Stock at a price of $3.59 per share for a period of five (5) years from the date of commencement of sales in the Offering. See "Plan of Distribution" for further details. The maximum cash commission to the Broker will not exceed $350,000.

(3) Total Maximum Proposed Offering Price to Public includes $35,000,000, the value of 9,749,303 shares of Common Stock for sale to investors assuming $3.59 per share.

(4) The amount of total proceeds set forth in the table includes the deductions for certain expenses related to the Offering, including the filing, printing, legal, marketing, accounting, payment processing and other miscellaneous expenses. We estimate that total expenses will be approximately $1,990,000, excluding commission and fees to be paid to the Broker assuming this Offering is fully subscribed. See "Plan of Distribution" for further details.

(5) Includes (i) the $40,000 onboarding fee paid by the Company to Equifund Technologies LLC ("Equifund"), (ii) an estimated $500,000 in investor fees of $50 per investor payable by the Company to Equifund (assuming 10,000 investors in this Offering), (iii) payment processing fees payable by the Company to Equifund of approximately $850,000, and (iv) estimated fees to cover legal, accounting and EDGARization expenses of the Offering in addition to any commissions owed of approximately $600,000.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING. WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

The Company is following the "Offering Circular" format of disclosure under Regulation A pursuant to the general instructions of Part II(a)(1)(i) of Form 1-A.

Sale of our Common Stock will commence on approximately September 6, 2024.

The date of this Offering Circular is September 6, 2024.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

We are offering to sell, and seeking offers to buy, our Securities only in jurisdictions where such offers and sales are permitted. Please carefully read the information in this Offering Circular and any accompanying Offering Circular supplements, which we refer to collectively as the "Offering Circular." You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date or as of the respective dates of any documents or other information incorporated herein by reference, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our Securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

This Offering Circular is part of an offering statement (the "Offering Statement") that we have filed with the Securities and Exchange Commission (the "SEC"). Periodically, we may provide an offering circular supplement that would add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The Offering Statement we have filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. The Offering Statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Unless otherwise indicated, data contained in this Offering Circular concerning the markets relevant to the Company's business is based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, unless the context indicates otherwise, references to the "Company," "we," "our," and "us" refer to the activities of and the assets and liabilities of the business and operations of Starfighters Space, Inc., a corporation formed under the laws of the State of Delaware, and its wholly-owned subsidiaries, Starfighters, Inc. and Starfighters International, Inc., corporations formed under the laws of the State of Florida.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this Offering Circular constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negatives of these terms, or other comparable terminology. To the extent that the Offering Circular contains forward-looking statements regarding our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in "Risk Factors" and elsewhere, identify important factors which you should consider in evaluating the Company's forward-looking statements. These factors include, among other things:

  The Company has a limited operating history in an evolving industry, making it difficult for the Company to forecast revenue, plan expenses, and evaluate its business and future prospects;

  The Company has a history of losses and may not be able to achieve profitability;

  The Company's ability to raise capital and the availability of future financing;

  The Company's business involves significant risks and uncertainties that may not be covered by insurance;

  The Company's business with governmental entities is subject to the policies, regulations, mandates, and funding levels of such entities and may be negatively impacted by any change thereto;

  The Company may not be successful in developing new technology, and technology the Company does develop may not meet the needs of its customers;

  The Company operates in competitive industries in various jurisdictions across the world;

  The Company is highly dependent upon the services of Mr. Svetkoff, the Company's Chief Executive Officer, and if the Company is unable to retain Mr. Svetkoff, the Company's ability to compete could be harmed; and

  We depend on several specialized suppliers for the majority of specialized supply needs. Disruptions in the supply of key raw materials or component and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact the Company.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions, and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company discussed in the "Risk Factors" section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section above entitled "Cautionary Statement Regarding Forward-Looking Statements."

Company Information

Starfighters Space, Inc. ("Starfighters", the "Company", "we", "our", and "us") was founded and incorporated under the laws of the Delaware on September 6, 2022. The Company's goal is to make space accessible to entrepreneurs, researchers, industry participants, and the government at a high cadence and the right cost.

The Company's head office and mailing address is located at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL 32920, and the Company's phone number is 321-261-0900. The Company's registered and records office is located at 850 New Burton Road, Suite 201, Dover, Delaware 19904. The Company's website address is https://starfightersspace.com/. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Intercorporate Relationships

The Company has three wholly owned subsidiaries: Starfighters Space Texas, Incorporated ("Starfighters Texas"), which was formed pursuant to the laws of Texas on March 29, 2024; Starfighters International, Inc. ("Starfighters International"), which was formed pursuant to the laws of Florida on December 3, 2018; and Starfighters, Inc. ("SFI"), which was formed pursuant to the laws of Florida on November 16, 1995. SFI is owned indirectly by the Company through Starfighters International.

Set forth below is the organizational chart for the Company:

Our Business

Starfighters operates the world's only commercial fleet of flight-ready F-104 supersonic aircraft ("Lockheed F-104"). Recent increases in government expenditures and commercial investment are driving growth in the space economy.1  We believe this increase has created a demand for services similar to those that Lockheed F-104s formerly owned by the National Aeronautics and Space Administration ("NASA") used to provide. The Company has built a consistent business by providing pilot and astronaut training and in-flight testing related services ("Historical Services"), delivering over its history, solutions for defense, civil, academic and commercial uses, and expects to continue to serve a range of customers in the private and public sectors. Furthermore, we believe the increased demand for space access, particularly in lower earth orbits as well as the government and private sector's focus on hypersonic research and development combine to create new opportunities for Starfighters Space ("New Services"). Starfighters Space plans to fulfill these needs through its initial fleet of seven Lockheed F-104 aircraft, currently based at NASA's Kennedy Space Center, with an expectation that the fleet will grow, and that the Company will eventually expand to other space centers across the U.S. To the Company's knowledge, there is currently no other aircraft commercially available to the public with the capabilities of the Lockheed F-104 in terms of speed and climbing performance. The Company will be utilizing its current fleet of Lockheed F-104 aircraft as a core platform and expects to extend the platform of Historical Services while developing its ongoing initiatives with respect to the New Services.

Currently, Starfighters is providing its core group of Historical Services, while developing the capacity for New Services. The Company organizes its services into the following categories:

  Historical Services:

    Pilot and Astronaut Training; and

    In-flight Testing.

  New Services:

    Launch Services and "Access to Space" for commercial, academic, civil and government clients; and

    Research and Development (R&D) and Test and Evaluation (T&E) Test Bed for commercial, academic, civil and government clients.

Our ability to continue our efforts to develop the capacity for the New Services as currently planned will be adversely affected if we do not raise at least $17.5 million in gross proceeds from the Offering.  For example, as described in the "Use of Proceeds" section of this Offering Circular, we intend to use part of the proceeds from the Offering to acquire certain inventory, consisting primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process, and to provide satellite launch services following the acquisition of an FAA launch license.  We anticipate that we would have approximately $1 million available for this purpose if we raise gross proceeds of at least $17.5 million, but $nil available for this purpose if we are only able to raise $8.75 in gross proceeds.

__________________________________
1 Stefan Ellerbeck, The Space Economy Is Booming. What Benefits Can It Bring to Earth?, World Economic Forum (Oct. 19, 2022), World Economic Forum

Risks Related to Our Business

Our business and our ability to execute our business strategy are subject to a number of risks, which are more fully described in the section titled "Risk Factors" beginning on page 10. These risks include, among others:

  The Company's business involves significant risks and uncertainties that may not be covered by insurance;

  The Company's business with governmental entities is subject to the policies, regulations, mandates, and funding levels of such entities and may be negatively impacted by any change thereto;

  The Company may not be successful in developing new technology, and technology the Company does develop may not meet the needs of its customers;

  The Company operates in competitive industries in various jurisdictions across the world;

  The Company is dependent on the services of Mr. Svetkoff, the Company's President and Chief Executive Officer, and if the Company is unable to retain Mr. Svetkoff the Company's ability to compete could be harmed;

  If the Company cannot successfully protect its intellectual property, its business could suffer; and

  We depend on several specialized suppliers for the majority of specialized supply needs. Disruptions in the supply of key raw materials or component and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact the Company.

Our financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our future viability is largely dependent upon our ability to raise capital to finance our operations. Our management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although our management continues to pursue these plans, there is no assurance that we will be successful with this Offering or in obtaining sufficient financing on terms acceptable to us to continue to finance our operations, if at all. These circumstances raise substantial doubt on our ability to continue as a going concern, and our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

REGULATION A

We are offering Common Stock pursuant to rules of the SEC mandated under the Jumpstart Our Business Startups Act of 2012. These offering rules are often referred to as "Regulation A." We are relying upon "Tier 2" of Regulation A, which allows us to offer securities of up to $75 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A, we are required to publicly file annual, semi-annual, and current event reports with the SEC, subject to certain conditions and restrictions under Regulation A.

THE OFFERING

Securities offered and price per share:	A maximum of 9,749,303 shares of Common Stock at an offering price of $3.59 per share.

Best efforts offering:	There is no minimum number of Securities that we must sell in order to conduct a closing in this Offering. Our directors and officers shall be entitled to purchase Common Stock in the offering.

Securities outstanding prior to this Offering:	16,720,200 shares of Common Stock.

Securities outstanding after this Offering:	26,469,503 shares of Common Stock if the maximum Common Stock are sold.(1)

Use of Proceeds:

If we sell all of the 9,749,303 shares of Common Stock being offered, our net proceeds (after deducting fees and commissions and estimated Offering expenses) will be approximately $32,660,000. We will use these net proceeds towards our business strategy, including, without limitation, research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases (consisting primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process, and to provide satellite launch services following the acquisition of an FAA launch license), investor relations, the repayment of outstanding loans and general corporate purposes, and such other purposes described in the "Use of Proceeds" section of this Offering Circular.

Termination of the Offering:

This Offering will terminate on the earlier of (i) twelve (12) months after the commencement date of this Offering, unless earlier terminated or extended by the Company, (ii) the date on which the Maximum Offering is sold, and (iii) when the Board elects to terminate the Offering.

Resale Restrictions:	See "Securities Being Offered - Resale Restrictions" on page 59.

Risk Factors:	Investing in our Common Stock involves a high degree of risk. See "Risk Factors" starting on page 10.

Notes:

(1) In addition, as of the date of this Offering Circular, we have (i) 18,150,000 Warrants outstanding, and (ii) Debentures in the principal amount of $7,089,400 outstanding.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of our Common Stock could decline, and you may lose all or part of your investment. See "Cautionary Statement Regarding Forward-Looking Statements" above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

Risks Related to our Business and Industry

We have a limited operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.

We have a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. While our business has grown rapidly, and much of that growth has occurred in recent periods, the markets for launch services, space systems, spacecraft components and space data applications may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result of our limited operating history and ongoing changes in our new and evolving industry, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer.

A significant portion of our business model is dependent upon the ongoing development of certain key technologies, which will require increased investment and operating expenses in the future, which may in turn impact our ability to reach and maintain revenue and profitability milestones.

The success of the Company's business plan relies significantly on its ability to complete its development and launch,  first to suborbital space and then to low earth orbit, payload delivery platform.  Historically, the Company has generated revenue from other lines of business which, while related, will require extensive additional investment to get to market. While the Company's business and mission has evolved, it has historically generated less than $1,000,000 revenue and other income annually, operating at break even or loss. We generated a net loss of $4,681,583 for the fiscal year ended December 31, 2023, and a net loss of $1,016,584 for the fiscal year ended December 31, 2022. We expect to continue to incur increased net losses for the next several years and we may not achieve or maintain profitability in the future. We believe there is a significant market opportunity for our business, and we intend to invest aggressively to capitalize on this opportunity. Due to the evolving nature of the markets in which the Company operates, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to significantly increase as we make significant investments in research and development, equipment, infrastructure, and personnel that we believe will be necessary to develop our capabilities, expand and support our operations and infrastructure, further develop our rocket and delivery platforms and otherwise compete effectively in our chosen markets. Furthermore, these efforts could be more costly than we expect and therefore negatively impact our financial and business performance. In addition, as we grow we will incur additional significant legal, accounting, and other expenses that we did not incur as a smaller company. If our revenue does not increase to offset these expected increases in our operating expenses, we will not be profitable in future periods. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition could be adversely affected. There is no assurance that we will ever achieve or sustain profitability and may continue to incur significant losses going forward. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our Common Stock to decline.

We will require significant capital investment in order to meet our objectives, and lack of that investment or the success of the execution of our plan may impact our ability to continue as a going concern.

Since inception, the Company has generated revenues and other income of less than $1,000,000 annually from its "non-payload launch" business, operating as a smaller, privately held concern with no outside investment. The execution of the Company's vision and mission to utilize its current assets and experience to build its space payload launch platform will require significant investment, resulting in net losses for the Company's fiscal year ending December 31, 2023, primarily as a result of increased expenses related to the Company's operations and go-forward business model. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this Offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment. Our auditors have indicated that these conditions raise substantial doubt about the Company's ability to continue as a going concern.

Our ability to execute on our business plan to become a provider of low earth orbit satellite launch services is dependent us obtaining and maintaining licenses, waivers, certifications, permits and authorizations, including the requisite launch licenses from the Federal Aviation Administration (the "FAA") Office of Commercial Space Transportation (the "AST").

Our ability to execute our business plan depends on achieving certain certifications and licenses from the FAA AST as well as potentially other agencies and operators.  Obtaining these certifications or licenses will require the Company to successfully execute certain tests or achieve certain technical, business and performance milestones, some of which may require the testing of certain components of our platform that are currently operational, proposed, or in development. In furtherance of obtaining licensing, we are currently (i) preparing the requisite documentation to submit to the FAA's Office of Commercial Space Transportation, and (ii) scheduling the required wind tunnel and drop testing. There is no guarantee that we will successfully meet these requirements or milestones in a timely manner, the failure to of which could materially impact the Company's ability to operate our business.

Our business relationships with various governmental and private entities are subject to the policies, priorities, regulations, mandates and funding levels of such entities and may be negatively or positively impacted by any change thereto.

Historically, a portion of our revenues have been derived from government contracts or related agreements from contracts with the U.S. government and its agencies or from subcontracts with other U.S. government contractors. While we expect these revenues to continue to grow as we expand our service, there are many contingencies that might adversely affect our existing agreements or our ability to qualify for new agreements. We expect these revenues to continue to grow as we expand our services. Our contracts with the U.S. government may be fixed-price contracts. Under firm fixed-price contracts, work performed and products shipped are priced at a fixed amount without adjustment for actual costs incurred in connection with the contract. Therefore, we bear the risk of loss if costs increase.

Changes in government policies, priorities, regulations, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints, or a decline in government support or deferment of funding for programs in which we or our customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of our contracts, the failure to exercise contract options, the cancellation of planned procurements, and fewer new business opportunities, all of which could negatively impact our business, financial condition, results of operations and cash flows.

We are subject to the procurement policies and procedures set forth in the Federal Acquisition Regulation ("FAR"). The FAR governs aspects of U.S. government contracting, including contractor qualifications and acquisition procedures. The FAR provisions in U.S. government contracts must be complied with in order for the contract to be awarded and provides for audits and reviews of contract procurement, performance, and administration. Failure to comply with the provisions of the FAR could result in contract termination.

In addition, contracts with any government, including the U.S. government, may be terminated or suspended by the government at any time and could result in significant liability obligations for us. Remedies for termination may fall short of the financial benefit associated with full completion and operation of a contract. In addition, we may not be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of government contracts. The loss of one or more large contracts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our ability to pursue many of our business activities is regulated by various agencies and departments of the U.S. government and, in certain circumstances, the governments of other countries. Commercial space launches require licenses from the U.S. Department of Transportation ("DoT") and the FAA AST. The Federal Communications Commission also requires licenses for radio communications during our rocket launches. Our classified programs require that we and certain of our employees maintain appropriate security clearances. We also require export licenses from the U.S. Department of State ("DoS"), the U.S. Department of Commerce ("DoC") and, occasionally, the governments of other countries with respect to transactions we have with foreign customers or foreign subcontractors.

The Company has also worked with foreign governments or entities in the pursuit of its business initiatives. Our ability to operate may be negatively impacted by a change in the relationship status between the U.S. government or government agencies and any other country where we might engage in business in the future.

Our future revenue and operating results are dependent on our ability to generate a sustainable order rate for our products and services and develop new technologies to meet the needs of our customers or potential new customers.

Our financial performance is dependent on our ability to generate a sustainable order rate for our products and services. This can be challenging and may fluctuate on an annual basis as the number of contracts awarded varies. If we are unable to win new awards or execute existing contracts as expected, our business, results of operations, and financial position could be further adversely affected.

The rocket launch services, mission services, satellite, and satellite component industries are each characterized by development of technologies to meet changing customer demand for complex and reliable products and services. Our products and services embody complex technology and may not always be compatible with current and evolving technical standards and systems developed by others. Failure or delays to meet the requisite and evolving industry or user standards could have a material adverse effect on our business, results of operations, and financial condition.

Our business critically depends upon our ability to develop, produce, test and successfully deploy our platform, which requires continued development in order to be proven to deliver our solution and stay relevant as the market demands change and mature.

The Company is still in the early stage of development of several of our core systems, including the development, testing, certifying and licensing our rocket family (referred to as "StarLaunch"), a core component of our delivery platform. We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture and commercialization of our platform and services. If we fail to develop and successfully commercialize new technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, or are inferior to those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

We expect to derive a substantial amount of our revenues from only a core group of major customers. Our inability to attract new customers, a loss of, or default by, one or more of our customers, or a material adverse change in any such customer's business or financial condition, could materially reduce our future revenues.

Currently, while the overall market opportunity is significant and growing, there is a small group of potential customers for the Company. The failure to attract customers, or to perform for one customer could negatively influence our ability to attract business from others. Furthermore, many of our customers are involved in initiatives that could be impacted by a range of risk factors. Should one of more of our customers experience a downturn in their business or find themselves in financial difficulties, this could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy. In addition, some of our customers' industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they may serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure, or other reasons. Such defaults could adversely affect our revenues, operating margins and cash flows.

Disruptions in U.S. government operations and funding could have a material adverse effect on our revenues, earnings and cash flows, and otherwise adversely affect our financial condition.

Any disruptions in federal government operations could have a material adverse effect on our revenues, earnings, and cash flows. A prolonged failure to maintain significant U.S. government operations, particularly those pertaining to our business, could have a material adverse effect on our revenues, earnings, and cash flows. Continued uncertainty related to recent and future government shutdowns, the budget and/or the failure of the government to enact annual appropriations, such as long-term funding under a continuing resolution, could have a material adverse effect on our revenues, earnings and cash flows. Additionally, disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations.

We may not be successful in developing new technology, and the technology we are successful in developing may not meet the needs of our customers or potential new customers.

The markets in which we operate are characterized by changing technology and evolving industry standards, and we may not be successful in identifying, developing and marketing products and services that respond to rapid technological change, evolving technical standards and systems developed by others. Our competitors may develop technology that better meets the needs of our customers. If we do not continue to develop, manufacture, and market innovative technologies or applications that meet customers' requirements, sales may suffer and our business may not continue to grow in line with historical rates or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business, or fund other liquidity needs, and our business prospects, financial condition and results of operations could be materially and adversely affected.

We operate in highly competitive industries and in various jurisdictions across the world which may cause us to have to reduce our prices.

We operate in an industry where many of our competitors are larger and have substantially greater resources than we have. We may also face competition in the future from emerging low-cost competitors. Competition in the suborbital and low earth orbit payload launch and related launch services business is becoming increasingly diverse, and while our current competitors offer different products and services, there can often be competition for contracts.

In addition, some of our foreign competitors currently benefit from, and others may benefit in the future from, protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with rocket launch, satellite and satellite component development activities for these competitors. This market environment may result in increased pressures on our pricing and other competitive factors.

To become and remain competitive, the Company will require capital for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes. The Company may not have sufficient resources to maintain its operations on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

We often rely on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet our needs could have a material adverse effect on our business.

Historically, we have contracted with a single vendor or a limited number of vendors to provide certain key products or services, such as our StarLaunch rocket development, which is a core component of our development and platform solution. As part of our business philosophy, we outsource the development of certain critical components of our products and services. While we believe that this approach gives us certain advantages, we recognize that it can also create dependencies on third parties that can negatively and critically impact our business. In addition, our manufacturing operations depend on specific technologies and companies for which there may be a limited number of vendors. If these vendors are unable to meet our needs because they fail to perform adequately, are unable to match new technological requirements or problems, or are unable to dedicate engineering and other resources necessary to provide the services contracted for, our business, financial position and results of operations may be adversely affected. While alternative sources for these products, services, and technologies may exist, we may not be able to develop these alternative sources quickly and cost-effectively, which could materially impair our ability to operate our business. Furthermore, these vendors may request changes in pricing, payment terms, or other contractual obligations, which could cause us to make substantial additional investments.

We depend on several specialized suppliers for the majority of specialized supply needs. Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us.

We depend on several specialized suppliers for the majority of specialized supply needs. We obtain our replacement and spare parts, components, sub systems, and equipment from suppliers that we believe to be reliable and reputable. The majority of our requirements are consumables in nature, including liquid oxygen, fuel, and tires. The first two of these items are supplied by Kennedy Space Center space port services. Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us.

Many raw materials, major components, and product equipment items are procured or subcontracted on a single or sole-source basis. Although we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' inability to scale production and adjust delivery of long-lead time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships, and could have a material adverse effect on our operating results, financial condition, or cash flows.

Key raw materials and components used in our operations include composite materials, electronic, electro-mechanical and mechanical components, fuel systems, maintenance components, systems and subsystems that must be successfully integrated into finished products and systems. We are impacted by increases in the prices of raw materials used in production on fixed-price business. We monitor sources of supply to attempt to assure that adequate raw materials and other components and supplies needed in manufacturing processes are available. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty completing qualification of new sources of supply, implementing use of replacement materials, components or new sources of supply, or a continuing increase in the prices of raw materials, energy, or components could have a material adverse effect on our operating results, financial condition, or cash flows.

The expansion of our operations subjects us to additional risks that can adversely affect our operating results.

We contemplate further expansion of our operations as part of our growth strategy, further research and development, geographic expansion, services expansion and other potentially critical necessities. Our current and contemplated operations subject us to a variety of risks, including:

•	recruiting and retaining talented and capable management, pilots, engineers and employees;

•	competition from other companies with significant market share in those markets and with better understanding of demand;

•	difficulties in enforcing contracts, collecting accounts receivables, and longer payment cycles;

•

regulatory, political or contractual limitations on our ability to operate in certain foreign markets, including trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses;

•	compliance with anti-bribery laws, including without limitation the Foreign Corrupt Practices Act;

•	varying security laws and regulations in the United States and other countries;

•

differing regulatory and legal requirements and possible enactment of additional regulations or restrictions on the use, import or export of our products and services, which could delay or prevent the sale or use of our products and services in some jurisdictions;

•	currency translation and transaction risk, which may negatively affect our revenue, cost of net revenue, and gross margins, and could result in exchange losses;

•	heightened exposure to political instability, war and terrorism;

•	access to launch capacity at government-controlled launch sites, such as the Kennedy Space Center and the Space Force's Launch Range Delta 45 at the Cape Canaveral Space Force Station;

•	the Company's ability to expand geographically;

•	weaker protection of intellectual property rights in some countries; and

•	overlapping of different tax regimes.

Any of these risks could harm our operations and reduce our sales, adversely affecting our business, operating results, financial condition and growth prospects.

Our fleet of supersonic Aircraft requires continued sourcing and inventory evolution, regular maintenance and the upgrading or replacement of aging parts, and our inability to add to and upgrade our fleet, find qualified technicians or source replacement parts may result in some of our aircraft being inoperable for extended periods of time or permanently decommissioned, the occurrence of which can materially and adversely affect our operations.

A core part of our overall platform is our use of high-performance aircraft, which were originally manufactured between 1963 and 1969, and which have been decommissioned from the military and retrofitted for use as the first stage vehicle of our platform. Given the age of our existing aircraft, we have sought to acquire additional aircraft to support our mission. While we expect to be able to add to our fleet, there is no guarantee that more aircraft can be successfully added. Today, the Company's fleet consists of seven Lockheed F-104s, with 1-seat and 2-seat configurations. These aircraft have been upgraded over the years both before and after their acquisition by the Company. However, as with any aircraft, it is critical to maintain and upgrade while also assuring that there are appropriate spare parts to service. We designate the 1-seat aircraft as core launch vehicles and 2-seat aircraft as training, testing, and support vehicles. Each aircraft goes through rigorous testing and upgrades from avionics to safety systems. We maintain over 20 spare engines as well as brakes, tires and other components. While it is not necessarily unusual for a specific aircraft to have a long lifespan, these aircraft require a significant surplus of spare parts in order to maintain air worthiness. While we have sourced what we believe is a 10-year operating backlog of supplies and parts, there is no guarantee that there will be sufficient supply of parts and supplies to continue to support the functional capabilities of our aircraft. We have designed our platform to support optimized cadence (repetitive takeoff and delivery) and built our model using our current fleet. However, during any period of time in which one or more of our aircraft are not operational, we may lose most or all of the revenue that otherwise would have been derived from such aircraft. If one or more of our aircraft experiences significant damage or deterioration such that it is no longer operational and must be permanently decommissioned, it could significantly impact our business, prospects and profitability.

We are currently evaluating options and have engaged in preliminary negotiations to acquire additional newer model aircraft ("Platform II Aircraft") to modernize our fleet and minimize risks related to our currently aging fleet. The availability of Aircraft which have comparable abilities to the Lockheed F-104 aircraft which are able to be purchased by civilians is very limited, and we may be unable to secure an agreement to acquire the Platform II Aircraft on acceptable financial terms, or at all. In order to acquire the Platform II Aircraft, we may be required to raise additional capital through debt or equity financings, and there is no assurance we will be able to secure sufficient additional capital. In addition, we believe that that the Platform II Aircraft would, like the Lockheed F-104, be decommissioned military Aircraft which are no longer being manufactured.2  There is no assurance that we would be able to secure a sufficient supply of parts and supplies to continue to support the functional capabilities of the Platform II Aircraft, if acquired. Our inability to acquire the Platform II Aircraft, repair or replace damaged existing aging Aircraft, or correct any other technical problem in a timely manner could result in a significant loss of revenue.

The payloads and related solutions and systems that we may contract to deliver are subject to manufacturing and launch delays, mission and strategy shifts, damage or destruction during pre-launch operations, launch failures and incorrect orbital placement, the occurrence of which can materially and adversely affect our operations.

While we are a payload delivery service provider for third parties and do not currently plan on developing our own satellites, we are dependent on such third parties for the timely delivery of their payloads and delivery requirements. Delays in the manufacturing of satellites or other payloads, launch delays, damage or destruction during pre-launch operations, launch failures or incorrect orbital placement could have a material adverse effect on our business, financial condition and results of operations. The loss of, or damage to, a payload due to a launch failure could result in significant delays in anticipated revenue as well as impact our reputation across the industry. Any launch delay, launch failure, underperformance, delay, or perceived delay could have a material adverse effect on our results of operations, business prospects and financial condition.

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2 F-104 Starfighter, Lockheed Martin (Oct. 1, 2020), Lockheed Martin.

Our revenue, results of operations and reputation may be negatively impacted if our platform fails to operate in the expected manner.

Our platform consists of both manned and unmanned components. Launches are technologically complex procedures and may be disrupted by any number of issues including weather, facility access and scheduling, and demand priority, which may impact our ability to deliver our service in a timely manner. Sophisticated software used in our products and services may contain defects that can unexpectedly interfere with the software's intended operation, while physical elements may be impacted by a range of performance issues. Defects or other delivery delays may also occur in components and products that we purchase from third parties. Our services require the third-party development of rockets that must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments. Our products and services may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or we may not be able to detect and fix all defects in rockets and systems we sell and/or use. Failure to do so could result in lost revenue and damage to our reputation and may adversely affect our ability to win new contract awards.

Our business involves significant risks and uncertainties that may not be covered by insurance.

A significant portion of our business relates to designing, developing and manufacturing advanced rocket technology products and services. New technologies may be untested or unproven. Failure of some of these products and services could result in extensive property damage. Accordingly, we may incur liabilities that are unique to our products and services.

The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities.

The price and availability of insurance fluctuate significantly. Insurance market conditions or factors outside our control at the time we are in the market for the required insurance, such as failure of our aircraft and rockets, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain or we may not be able to obtain insurance at all.

While we endeavor to maximise the benefits of insurance protection such as business interruption insurance, it is not always feasible to obtain certain policies. Given the evolution of the industry, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair, or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.

We are vulnerable to natural disasters and significant disruptions including hurricanes, tsunamis, floods, earthquakes, fires, water shortages, other extreme weather conditions, epidemics or pandemics, acts of terrorism, power shortages and blackouts, aging infrastructures and telecommunications failures. In the event of such a natural disaster or other disruption, we could experience: disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers; destruction of facilities; and/or loss of life.

The availability of many of our products and services depends on the continuing operation of our information technology and communications systems. Any downtime, damage to, or failure of our systems could result in interruptions in our operations and services, which could reduce our revenue and profits. Our systems are vulnerable to damage or interruption from hurricanes, floods, fires, power loss, aging infrastructure, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. An infrastructure failure could result in the destruction of our Aircraft, rockets, and other components being manufactured or in inventory, manufacturing delays, or additional costs. The occurrence of any of the foregoing could result in lengthy interruptions in our operations and services and/or damage our reputation, which could have a material adverse effect on our financial condition and results of operations.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, or theft or tampering of intellectual property, any of which could materially adversely impact our business.

Our operations, products, services and intellectual property are inherently at risk of disruption, loss, inappropriate access, or tampering by both insider threats and external bad actors. In particular, our operations face various cyber and other security threats, including attempts to gain unauthorized access to sensitive information, intellectual property and networks. In addition, insider threats, threats to the safety of our directors and employees, threats to the security of our facilities, infrastructure, and supply chain, and threats from terrorist acts or other acts of aggression could have a material adverse impact on our business.

Our customers and suppliers face similar threats. Customer or supplier proprietary, classified, or sensitive information stored on our networks is at risk. Assets, intellectual property and products in customer or supplier environments are also inherently at risk. We also have risk where we have access to customer and supplier networks and face risks of breach, disruption, or loss as well.

Our systems and processes can be attacked by third parties to obtain access to our data, systems and assets. The techniques used to gain unauthorized access are constantly evolving, and we may be unable to anticipate or prevent all unauthorized access, disruption, loss, or harm. Because of our highly desired intellectual property and our support of the U.S. government and other governments, we (and our customers and suppliers) may be a particularly attractive target for such attacks by hostile foreign governments. We cannot offer assurances that future attacks will not materially adversely affect our business.

A security event or other significant disruption of our operations, systems, assets, products, or services could:

•	disrupt the proper functioning of our networks, applications and systems and therefore our operations and/or those of certain of our customers or suppliers;

•

result in the unauthorized access to, and destruction, loss, theft, misappropriation, or release of, our, our customers', or our suppliers' proprietary, confidential, sensitive or otherwise valuable information, including trade secrets, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

•	destroy or degrade assets including space, ground and intellectual property assets;

•	manipulate or tamper with our operations, products, services or other systems delivered to our customers or suppliers;

•	compromise other sensitive government functions; and

•	damage our reputation with our customers (particularly agencies of various governments) and the public generally.

A security event that involves classified or other sensitive government information or certain controlled technical information could subject us to civil or criminal penalties and could result in loss of security clearances and other accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges or debarment as a government contractor.

Our technology may violate the proprietary rights of third parties, which could have a negative impact on our operations.

If any of our technology violates proprietary rights, including copyrights and patents, third parties may assert infringement claims against us. Certain software modules and other intellectual property used by us or in rockets and systems make use of or incorporate licensed software components and other licensed technology. These components are developed by third parties over whom we have no control. Any claims brought against us may result in limitations on our ability to use the intellectual property subject to these claims. We may be required to redesign our rockets and systems or to obtain licenses from third parties to continue our offerings without substantially re-engineering such rockets or systems. Our intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights.

Indemnity provisions in certain agreements potentially expose us to losses.

Our agreements with certain third parties include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of damages caused by us to property or persons, which, in certain instances, may include losses related to intellectual property infringement. The terms of these indemnity provisions generally survive for a certain period of time after execution of the corresponding agreement. Any dispute with a third party with respect to such obligations could have adverse effects on our relationship with that party and any potential indemnity payment could harm our business, operating results and financial condition.

We may not have adequate capital to fund our business and may need substantial additional funding to continue operations. We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our business development efforts and could cause our business to fail.

We have limited capital available to us, to the extent that we raise capital from this Offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We may require additional capital for the development of our business operations. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our capital needs and/or cause us to spend our cash resources faster than we expect. Accordingly, we will need to obtain additional funding in order to continue our operations. We may not be able to raise needed additional capital or financing due to market conditions or for regulatory or other reasons. We cannot assure that we will have adequate capital to conduct our business. If additional funding is not obtained, we may need to reduce, defer or cancel business development efforts, or overhead expenditures to the extent necessary. The failure to fund our operating and capital requirements could have a material adverse effect on our business, financial condition, and results of operations.

Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

Our results of operations are materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions. Current or potential customers may delay or decrease spending on our products and services as their business and/or budgets are impacted by economic conditions. The inability of current and potential customers to pay us for our products and services may adversely affect our earnings and cash flows.

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. The loss of one or more members of our management team or other key employees or consultants could materially harm our business, financial condition, results of operations and prospects. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. We face competition for personnel and consultants from other companies, universities, public and private research institutions, government entities and other organizations. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of the Company. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

We are highly dependent on the services of Rick Svetkoff, our President and Chief Executive Officer, and if we are unable to retain Mr. Svetkoff, our ability to compete could be harmed.

Our success depends, in part, on our ability to retain our key personnel. We are highly dependent on the services of Rick Svetkoff, our President and Chief Executive Officer. Mr. Svetkoff is the source of many, if not most, of the ideas and execution driving our company. We currently do not have a written employment or consulting agreement with Mr. Svetkoff, and accordingly, the terms of his engagement with the Company are not well defined. We intend to negotiate a formal agreement with Mr. Svetkoff following completion of this Offering, but there is no assurance that we will be able to do so. If we are unable to reach an agreement for the continued service of Mr. Svetkoff, or if he were to otherwise discontinue his service to us due to death, disability, retirement or any other reason, we would be significantly disadvantaged. We do not currently maintain a key person life insurance policy with respect to Mr. Svetkoff.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Stock.

Failure to comply with United States federal and state laws relating to employment could subject us to penalties and other adverse consequences.

We are subject to various employment-related laws in the jurisdictions in which our employees are based. We face risks if we fail to comply with applicable United States federal or state wage laws and wage laws of the international jurisdictions where we currently operate or may operate in the future. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties which could have a materially adverse effect on our reputation, business, financial condition and results of operations. In addition, responding to any such proceedings may result in a significant diversion of management's attention and resources, significant defense costs and the incurrence of other professional fees.

Changes to applicable United States tax laws and regulations or exposure to additional income tax liabilities could affect our business and future profitability.

Since all of our operations are located in the United States, we are subject to various United States federal, state and local taxes. New laws and policy relating to taxes may have an adverse effect on our business and future profitability. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us.

We are unable to predict the extent to which epidemics, pandemics, and similar outbreaks, including the global COVID-19 pandemic, may adversely impact our business operations, financial performance, results of operations and stock price.

The Company's business could be significantly adversely affected by the outbreak of epidemics, pandemics, or similar outbreaks, including any outbreak of additional strains of COVID-19. Global reactions to the spread of COVID‐19 led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Such epidemics, pandemics or similar outbreaks could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, and increased costs and reduced efficiencies. More broadly, such an outbreak could disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, volatility in the global economy, and instability in the credit and financial markets, all of which could have an adverse impact on the Company's business, results of operations and financial condition.

Risks Related to the Offering

There is no minimum capitalization required in this Offering.

We cannot assure that all or a significant number of shares of Common Stock will be sold in this Offering, and no refunds will be given if an inadequate amount of money is raised from this Offering to enable us to conduct our business. Management has no obligation to purchase Common Stock. If we raise less than the entire amount that we are seeking in the Offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in Common Stock could lose their investment in us. Furthermore, investors who subscribe for shares in the earlier stages of the Offering will assume a greater risk than investors who subscribe for Common Stock later in the Offering as subscriptions approach the maximum amount.

We determined the price of the Common Stock arbitrarily.

The offering price of the Common Stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that the price of the Common Stock is the fair market value of the Common Stock or that investors will earn any profit on them.

We are offering Common Stock on a best-efforts basis.

The Common Stock are offered on a "best efforts" basis. We cannot assure that all or any specified number of the Common Stock will be sold and the desired capital raised through this Offering. Our proposed operations are subject to all the risks inherent in a growing business enterprise, including the likelihood of operating losses.

This Offering is being conducted without the benefit of an underwriter, who could have confirmed the accuracy of the disclosures in this Offering Circular.

We have self-underwritten this Offering on a "best efforts" basis, which means that no underwriter has engaged in any due diligence activities to confirm the accuracy of the disclosure in this Offering Circular or to provide input as to this offering price; we will attempt to sell the Common Stock and there can be no assurance that all of the Common Stock offered under this Offering Circular will be sold or that the proceeds raised from this Offering, if any, will be sufficient to cover the costs of this Offering; and there is no assurance that we can raise the intended Offering amount.

We may undertake additional equity or debt financing that may dilute the shares in this Offering.

We may undertake further equity or debt financing which may be dilutive to existing stockholders, including investors in this Offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing stockholders, including investors in this Offering, and also reducing the value of Common Stock subscribed for under this Offering.

An investment in our Common Stock is speculative and there can be no assurance of any return on any such investment.

An investment in our Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in our Company, including the risk of losing their entire investment.

If the Maximum Offering is not raised, it may increase the amount of long-term debt or the amount of additional equity we need to raise.

There is no assurance that the Maximum Offering of Common Stock in this Offering will be sold. If the Maximum Offering is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our stockholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this Offering.

We may not be able to obtain additional financing.

Even if we are successful in selling the Maximum Offering of Common Stock in the Offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of its strategy which could seriously harm the Company's business, financial condition and results of operations. If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current stockholders and to investors that invest in this Offering.

We have significant discretion over the net proceeds of this Offering.

We have significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for our Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in our Company.

You should be aware of the long-term nature of this investment.

There is not now, and likely will not be, a public market, for the Common Stock. Because the Common Stock have not been registered under the U.S. Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock may have certain transfer restrictions. It is not currently contemplated that registration under the U.S. Securities Act or other securities laws will be affected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. You should be aware of the long-term nature of your investment in our Company. You will be required to represent that you are purchasing the Common Stock for your own account, for investment purposes and not with a view to resale or distribution thereof.

If an investor purchases Common Stock in this Offering, the investor will incur immediate and substantial dilution in the book value of the Common Stock.

Each investor will suffer immediate and substantial dilution in the net tangible book value of the Common Stock the investor purchases in this Offering. At the offering price of $3.59 per share of Common Stock and assuming that all 9,749,303 shares of Common Stock for sale are sold for estimated net proceeds of $32,660,000 (after including the investor fees of approximately $500,000, after deducting fees and commissions and estimated Offering expense of a total of approximately $1,490,000), investors purchasing Common Stock in the Offering will experience dilution of approximately ($2.66) per share in net tangible book value of the Common Stock.  See "Dilution" beginning on page 27.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the Offering at any time. At that point, investors whose subscription agreements have been accepted will become our stockholders. We may file supplements to the Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit from that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our stockholders and will have no such right.

We may terminate this Offering at any time during the Offering Period.

We reserve the right to terminate this Offering at any time, regardless of the number of shares of Common Stock sold. In the event that we terminate this Offering at any time prior to the sale of all of the Common Stock offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

Risks Related to our Common Stock

Our executive officers, directors and founders own approximately 85.2% of our Common Stock.

As of the date of this Offering Circular, our officers, directors, and founders beneficially own a total of 14,240,000 shares of Common Stock, or approximately 85.2% of the total issued and outstanding Common Stock of the Company. Our current officers, directors, and founders will own approximately 53.8% of the outstanding Common Stock after the Offering assuming that 9,749,303 shares of Common Stock are issued by the Company pursuant to this Offering. These stockholders acquired their Common Stock for substantially less than the price of the Common Stock being acquired in this Offering, and these stockholders may have interests, with respect to their Common Stock, that are different from those of investors in this Offering, and the concentration of voting power among one or more of these stockholders may have an adverse effect on the price of our Common Stock. These stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders, which might adversely affect the market price of our Common Stock. This concentration of ownership may not be in the best interests of all of our stockholders.

Conflicts of Interest.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors.

There is no existing market for our Common Stock, and we cannot assure that a public trading market for our Common Stock will ever be established.

At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop. Our Common Stock do not have a trading symbol. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The offering price of the Common Stock has been determined by management and certain advisors of the management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value, and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Common Stock may decline below the offering price and is likely to be volatile.

If we issue additional Common Stock, stockholders may experience dilution in their ownership of the Company.

We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our Board has the authority, without the consent of any of our Stockholders, to cause us to issue more Common Stock. Consequently, stockholders may experience more dilution in their ownership of us in the future. Our Board and majority stockholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other stockholders. The issuance of additional Common Stock would dilute stockholders' ownership in the Company.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our Common Stock. There will therefore be fewer ways in which you are able to make a gain on your investment.

In the event we become a public reporting company in the future, we will incur increased costs as a result of operating as a public reporting company, and our management team will be required to devote substantial time to new compliance requirements.

If we elect to become a public reporting company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, many rules and regulations exist for companies listed on stock exchanges that impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel would need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We will use our commercially reasonable efforts to list our Common Stock for trading on a securities exchange; however, it is uncertain when our Common Stock will be listed on an exchange for trading, if ever.

There is currently no public market for our Common Stock and there can be no assurance that one will ever develop. Our Board, in its sole discretion, may choose to take actions necessary to list our Common Stock on a national securities exchange, but is not obligated to do so. As a result, our Common Stock sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. If our Common Stock are not listed on an exchange, it may be difficult to sell or trade in our Common Stock.

We have Debentures with a principal amount of $7,089,400, plus accrued interest, outstanding, which we are required to repay on the Maturity Date if we do not complete a Public Listing by such date.

As of the date of this Offering Circular, the Company has Debentures in the principal amount of $7,089,400 outstanding plus accrued interest. The Debentures mature and are due on the Maturity Date, being February 24, 2025. In the event our Common Stock are listed on the NASDAQ Stock Market or any United States stock exchange (a "Public Listing"), the principal amount of the Debentures plus any accrued and unpaid interest thereon will automatically convert into Common Stock at a conversion price equal to the lessor of (i) a 40% discount to the price per security of the Company's initial public offering in the event of a Public Listing, and (ii) $4.00. See "Capitalization."

The Company has not made an application to have its Common Stock listed on a national securities exchange and does not otherwise have any agreement to complete a Public Listing, and there is no assurance that it will do so. Further, if such application is made, there is no assurance that it will be approved or that the Common Stock will be listed on a national securities exchange on or before the Maturity Date, or at all. The Company may seek the approval of the holders of the Debentures to extend that Maturity Date, but there is no assurance the holders of the Debentures will approve any such extension. If the Company has not completed a Public Listing by the Maturity Date and the Maturity Date is not extended, the Company will be required to repay the outstanding principal amount of the Debentures plus accrued interest on the Maturity Date. See "Capitalization."

After the completion of this Offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the price of our Common Stock decreases and we were sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Our President and Chief Executive Officer, Rick Svetkoff, exercises significant control over the Company.

Our Chief Executive Officer, Mr. Svetkoff, controls approximately 84.7% of the Common Stock, and is expected to control approximately 53.5% of the Common Stock following the completion of this Offering. Mr. Svetkoff therefore controls a majority of the voting power of our Common Stock. The concentrated voting control held by Mr. Svetkoff will limit the ability of the Company's stockholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendments of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, Mr. Svetkoff will have the ability to influence many matters affecting the Company and actions may be taken that the Company's stockholders may not view as beneficial. The market price of our Common Stock could be adversely affected due to the significant influence and voting power of Mr. Svetkoff. Additionally, the significant influence and voting interest of Mr. Svetkoff may discourage transactions involving a change of control, including transactions in which an investor, as a stockholder of the Company, might otherwise receive a premium for those shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by Mr. Svetkoff.

Each of our directors and officers owes a fiduciary duty to the Company and must act honestly and in good faith with a view to the best interest of the Company. However, any director and/or officer that is a stockholder, including Mr. Svetkoff, is entitled to vote his Common Stock in his own interest, which may not always be in the interest of the Company's stockholders generally.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which would limit such stockholders ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have received notice of and consented to the foregoing provisions. Although we believe this choice of forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against us and our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents has been challenged in legal proceedings and it is possible that in connection with any action a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

CAPITALIZATION

As of August 16, 2024, the Company had:

  16,720,200 shares of Common Stock outstanding;

  nil incentive stock options to acquire Common Stock (the "Options") are currently outstanding, however, the Company is contractually obligated to issue 200,000 Options to an officer and consultant of the Company at or prior to the commencement of the Offering, with each Option being exercisable to acquire one (1) share of Common Stock (each, an "Option Share") at a price equal to the Offering Price per Option Share for a period of two (2) years from the date of issuance. See "Compensation of Executive Officers" - "Employment and Consulting Agreements";

  15,000,000 Common Stock purchase warrants (the "2022 Warrants") outstanding, each of which is exercisable to acquire one (1) share of Common Stock (a "Warrant Share") at a price of $0.33 per Warrant Share for a period of four (4) years following the Vesting Date. The "Vesting Date" being the earlier of: (i) the date the Common Stock are listed on a national securities exchange registered with the SEC under Section 6(o) of the Exchange Act; (ii) September 15, 2024, provided that the Company has completed one or more equity or debt offerings of the Company, including offerings of convertible debentures or other securities of the Company convertible into equity securities of the Company, yielding aggregate gross proceeds of at least $4,500,000 over any twelve month period subsequent to September 15, 2022 (the "Bridge Financing"), on or prior to September 15, 2024; and (iii) the date of a Fundamental Transaction (as such term is defined in the certificates representing the Warrants) so long as the Company has raised any funds via an equity of debt offering which could constitute a portion of a potential Bridge Financing prior to the date of such Fundamental Transaction. The Company completed a Bridge Financing on July 14, 2023. The 2022 Warrants were issued on September 9, 2022;

  400,000 Common Stock purchase warrants  (the "2023 Warrants") which were issued on September 6, 2023 and having substantially similar terms as the 2022 Warrants;

  2,750,000 Common Stock purchase warrants (the "LH Warrants", and together with the 2022 Warrants and the 2023 Warrants, the "Warrants") which were issued on September 6, 2023, and have substantially similar terms as the 2022 Warrants. See "Plan of Distribution - Other Engagements - Marketing and Advisory Services";

  5% secured convertible debentures in the principal amount of $7,089,400 (the "Debentures"). The Debentures were issued in four separate tranches, being a first tranche of $4,413,400 which closed on February 24, 2023, a second tranche of $804,100 which closed on July 14, 2023, a third tranche of $448,000 which closed on September 15, 2023, a fourth tranche of $680,500 which closed on December 28, 2023, a fifth tranche of $501,400 which closed on May 17, 2024, and a sixth tranche of $242,000 which closed on August 15, 2024.  The Debentures bear interest at five percent (5%) per annum payable on the Maturity Date (defined below) and secured by the assets of the Company pursuant to a Security Agreement entered into between the Company and Computershare Trust Company of Canada ("Computershare") dated February 24, 2023 (the "Security Agreement"). The Debentures are due twenty-four (24) months following the issuance of the first tranche, being February 24, 2025 (the "Maturity Date"). The Debentures are governed by a Debenture Indenture entered into between the Company and Computershare, dated February 24, 2023 (the "Indenture").The Indenture also provides that in the event of a Public Listing prior to the Maturity Date, the principal amount of the Debentures plus any accrued and unpaid interest thereon will automatically convert into Common Stock at a conversion price equal to the lessor of (i) a 40% discount to the price per security of the Company's initial public offering in the event of a Public Listing, and (ii) $4.00, and such Common Stock issued will be subject to a six (6) month hold period from the completion of the Public Listing, or such other length of time as may be determined by the Company at the time of the Public Listing. Pursuant to the terms and conditions of the Security Agreement, the Company has granted Computershare, for the benefit of the holders of the Debentures, a security in and to the property of the Company including, but not limited to, it accounts, money, equipment, and goods.

The Company is offering up to 9,749,303 shares of Common Stock at a purchase price of $3.59 per share.  The following table illustrates the changes to our share capital assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Stock offered for sale in this Offering. The application of the estimated net proceeds from this Offering is described under the "Use of Proceeds" section of this Offering Circular.

	100% of Offering	75% of Offering	50% of Offering	25% of Offering
Shares of Common Stock outstanding as of the date of this Offering Circular	16,720,200	16,720,200	16,720,200	16,720,200
Number of shares of Common Stock to be issued under the Offering[1]	9,749,303	7,311,977	4,874,651	2,437,325
Pro Forma shares of Common Stock outstanding after giving effect to the Offering[2]	26,469,503	24,032,177	21,597,851	19,157,525

Notes

(1) Fractional shares have been rounded down to the next whole number of shares.

(2)  For illustrative purposes. The Offering is being conducted on a best efforts basis and there is no assurance that any of the shares of Common Stock being offered pursuant to this Offering Circular will be sold.

DILUTION

As of the date of this Offering Circular, an aggregate of 16,720,200 shares of Common Stock are issued and outstanding.

If you purchase Common Stock in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share of Common Stock in this Offering and the net tangible book value per share of our Common Stock after this Offering.

Our net tangible book value as of December 31, 2023 was ($7,936,288), or ($0.47) per share of Common Stock, based on 16,720,200 outstanding shares of Common Stock. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding, all as of the date specified.

If the Maximum Offering, at an offering price of $3.59 per share of Common Stock is sold in this Offering, after deducting approximately $1,490,000 in Offering expenses (which would include items such as legal and accounting fees and commissions) payable by us and an estimated $500,000 in investor fees payable by us (assuming 10,000 investors in this Offering), our pro forma as adjusted net tangible book value at the closing date would be approximately $24,723,712, or $0.93 per share of Common Stock. This amount represents an immediate increase in pro forma net tangible book value of $1.40 per share to our existing stockholders as of the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately $2.66 per share to new investors purchasing Common Stock in this Offering at a price of $3.59 per share of Common Stock.

The following table illustrates the approximate per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Stock offered for sale in this Offering (after deducting our estimated offering expenses of $640,000, and with the commission, investor fees and payment processing fees being proportionately reduced for 75%, 50% and 25% of the Common Stock offered for sale in this Offering):

Funding Level	100% of Raise	75% of Raise	50% of Raise	25% of Raise
Proceeds to Company	$32,660,000	$24,335,000	$16,010,000	$7,685,000
Offering Price per share of Common Stock	$3.59	$3.59	$3.59	$3.59
Proforma net tangible book value per share of Common Stock before Offering	$(0.47)	$(0.47)	$(0.47)	$(0.47)
Increase per share of Common Stock attributable to investors in this Offering	$1.40	$1.15	$0.84	$(0.46)
Pro forma net tangible book value per share of Common Stock after the Offering	$0.93	$0.68	$0.37	$(0.01)
Dilution to investors after the Offering	$2.66	$2.91	$3.22	$3.60

PLAN OF DISTRIBUTION

The Securities are being offered in the United States pursuant to Regulation A of Section 3(b) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), for Tier 2 offerings, by management of the Company on a "best-efforts" basis directly to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. We have no minimum capitalization, and we may use the proceeds from this Offering immediately following a closing after our acceptance of the corresponding subscription agreements towards our offering expenses (which include legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering), working capital, general corporate purposes, and other uses, as more specifically set forth in the "Use of Proceeds" section starting on page 33. There is no arrangement for the return of funds to investors if all of the Common Stock are not sold in the Offering.

Our Offering will expire on the first to occur of (i) twelve (12) months after the commencement date of this Offering, unless earlier terminated or extended by the Company, (ii) the date on which the Maximum Offering is sold, and (iii) when the Board elects to terminate the Offering.

Commissions, Discounts, Expenses and Fees

The following table shows the maximum discounts, commissions, and fees payable to the Broker and its affiliates, as well as certain other fees, in connection with this Offering by the Company, assuming a fully subscribed Offering.

	Per Share	Total
Public Offering Price	$3.59	$35,000,000
Maximum Broker and Affiliate Commissions and Fees	$0.0359	$350,000
Proceeds, before Other Expenses	$3.5541	$34,650,000

Notes:

(1)	Broker will receive commissions paid by the Company of 1.0% of the Offering proceeds.
(2)

The Company (i) has also paid the Broker a retainer of $25,000 to cover accountable expenses incurred by the Broker in connection with the Offering (which advance received by the Broker will be reimbursed to the Company to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a)), and (ii) will also issue the Broker, on each closing of the Offering, five-year agent warrants (the "Agent Warrants") for the purchase of a number of shares of Common Stock that is equal to the quotient of one percent (1%) of the of the dollar amount of Common Stock sold at such closing divided by $3.59. Assuming the Offering is fully subscribed, the Company will issue the Broker the Agent Warrant which shall be exercisable to acquire 97,493 shares of Common Stock at a price of $3.59 per share for a period of five (5) years from the date of commencement of sales in the Offering.

Assuming the full amount of the Offering is raised, the maximum cash commission payable to Broker will be $350,000.

Agent Warrants

Upon the closing of the Offering, we have agreed to issue warrants, the Agent Warrants, to the Broker to purchase a number of our shares of Common Stock equal to the quotient of one percent (1%) of the of the dollar amount of Common Stock sold at such closing divided by $3.59. The Agent Warrants will be exercisable commencing on the date of their issuance and will be exercisable until the fifth anniversary of the date of commencement of sales in the Offering. The exercise price for the Agent Warrants will be the amount that is equal to the public offering price, or $3.59 per share. The Agent Warrants will not be redeemable. The Agent Warrants will provide for cashless exercise in the event there is not a qualified offering statement covering the shares underlying the Agent Warrants, and "piggyback" registration rights, with a duration of up to seven years from the date of commencement of sales in the Offering (in compliance with FINRA Rule 5110(g)(8)(D)), with respect to the registration, or qualification, of the shares of Common Stock underlying the Agent Warrants. Under certain circumstances the Broker may be entitled to one demand registration; pursuant to FINRA Rule 5110(g)(8)(B)-(C), the Broker cannot not be entitled to more than one demand registration right and the duration of the demand registration rights shall not exceed five years from the date of commencement of sales in the Offering. We have qualified the shares underlying the Agent Warrants in this Offering.

The Agent Warrants and the shares of common stock underlying the Agent Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Broker, or permitted assignees under such rule, may not exercise, sell, transfer, assign, pledge, or hypothecate the Agent Warrants or the shares of common stock underlying the Agent Warrants, nor will the Broker or permitted assignees engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Agent Warrants or the underlying shares for a period of 180 days from the date of commencement of sales in the offering, except that they may be transferred, in whole or in part, by operation of law or by reason of our reorganization, or to any Broker or selected dealer participating in the offering and their officers, partners or registered representatives if the Agent Warrants or the underlying shares of common stock so transferred remain subject to the foregoing lock-up restrictions for the remainder of the time period. The Agent Warrants will provide for adjustment in the number and price of such warrants (and the shares of common stock underlying such warrants) to prevent dilution in the event of a stock dividend, stock split or other reclassification of the Common Stock.

The Broker is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. The Broker will provide the Company with the following services:

  Serving as the broker-dealer of record, including processing transactions for potential investors and providing the Company with investor qualification recommendations (including, but not limited to, "Know Your Customer" and Anti-Money Laundering Checks).

  Coordinating with third-party service providers to ensure adequate review and compliance.

  Accessing and processing subscription information provided by potential investors through Equifund's online platform.

  Maintaining confidential information pertaining to the Company, except in certain enumerated situations.

  The Broker will not provide investment advice or investment recommendations to any potential investor.

Generally speaking, Rule 3a4-1 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. None of our officers or directors are subject to any "statutory disqualification", as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with his participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors is, or has been within the past 12 months, a broker or dealer, and none of them is, or has been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers or directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to Rule 415 under the U.S. Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

The Broker has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. The Broker is not participating as an underwriter and under no circumstance will it recommend the Company's securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. The Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon the Broker's anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of the Broker in this Offering as any basis for a belief that it has done extensive due diligence. The Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Common Stock. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 7.0% of the gross offering proceeds from their sales of the Common Stock. In connection with any appointment of a selling broker-dealer, we expect to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 7.0% on the sale of Common Stock effected by the broker-dealer.

TAX CONSEQUENCES FOR EACH INVESTOR (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Other Engagements

The Company has engaged Equifund to create and maintain the online subscription processing platform for the Offering.

The Company has engaged the Escrow Agent to act as escrow agent in connection with the Offering.

The Company has also engaged Little Hill Holdings, LLC ("Little Hill") to provide marketing and advisory services to the Company.

The aggregate fees payable to Equifund and Little Hill are as follows:

Technology Services

The Company has also engaged Equifund, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform provided by Equifund whereby investors will receive, review, execute and deliver subscription agreements.

For these services, we have agreed to pay Equifund:

  A $40,000 onboarding fee; and

  An administration fee of $50 per transacted investor who participates in the Offering.

Escrow Agent

The Company has entered into a bi-party escrow agreement dated April 17, 2024 (the "Escrow Services Agreement") with the Escrow Agent. Pursuant to the terms and conditions of the Escrow Services Agreement the Company has appointed the Company has appointed the Escrow Agent to act as the escrow holder for the purchase price to be paid by each investor in connection with the Offering. All funds held in escrow by the Escrow Agent will be held free from any liens, claims or offsets, and such funds will not become the property of the Company or the investor, nor shall such funds become subject to the debts of the Company, the investor, or the Escrow Agent, unless and until the conditions set forth in the Escrow Services Agreement regarding disbursement have been satisfied. Additionally, all funds will be held in a non-interest-bearing bank account.

The fees payable to the Escrow Agent, which will be paid by Equifund on behalf of the Company and then subsequently billed to the Company, are as follows:

  $500 per month escrow account fee for so long as the Offering is being conducted;

  escrow roll close disbursement of $200 per distribution;

  escrow ends fee of $200; and

  escrow extension fee of $250.

Marketing and Advisory Services

The Company has also engaged Little Hill for certain market advisory and consulting services in connection with the Offering pursuant to the terms and conditions of a consulting agreement between the Company and Little Hill dated June 23, 2023 (the "Little Hill Consulting Agreement"). Little Hill will provide the Company with certain advisory and consulting services including (i) reviewing and critiquing website design and marketing materials, (ii) making introductions to financial publications, (iii) coordinating events and meetings related to the Offering, (iv) consulting on organizational and financial issues, business development and business plan preparation for the Company, and (v) providing introductions to professional service providers in connection with the Offering.

For these services, the Company has agreed to pay Little Hill an initial cash fee of $150,000 plus additional fees for the services to be agreed upon at a later time based on the services requested by the Company. Additionally, pursuant to the terms and conditions of the Little Hill Consulting Agreement, the Company agreed to issue Little Hill or its designees 2,750,000 LH Warrants, which were issued on September 6, 2023. See "Capitalization".

Site Visit

On December 6, 2023, the Company arranged and paid for representatives of certain financial publications to attend the Company's premises at the Kennedy Space Center for a tour and demonstration of the Company's operations along with keynote speakers. These publications may, in their sole discretion, publish materials about the Company during the period the Offering is in effect. The total cost to the Company of this site visit was approximately $275,000. The Company has not paid, and will not pay, directly or indirectly, any other compensation to these publications.

Subscription Procedures

After the Offering Statement has been qualified by the SEC, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a "rolling" basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, ACH, or check. The associated payment processing fees are as follows:

  Credit card processing: 3.8%

  ACH processing: 1.25%;

  Express wires: 1.25%; and

  Check cashing: $30.

The Company intends to pay these fees and will reimburse Equifund for transaction fees and return fees that it incurs for returns and chargebacks. Upon closing, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this Offering is 200 shares of Common Stock, or $718.

In order to invest you will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, subscription agreement, and any other relevant exhibit attached thereto. Investors will be required to complete a subscription agreement in order to invest. The Common Stock are being offered and sold to "qualified purchasers" (as defined in Regulation A under the Securities Act) which includes: (i) "accredited investors" as defined under Rule 501(a) of Regulation D; and (ii) all other investors so long as their investment in our Common Stock does not represent more than 10% of the greater of their annual income or net worth, excluding the investor's principal residence (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons) (each a "Qualified Purchaser").

The funds tendered by potential investors will be held in a separate bank account maintained by the Escrow Agent. The investor may remit payment for shares via ACH, Wire, or by mail via check/money order. All funds tendered by investors will be deposited into an escrow account with the Escrow Agent for the benefit of the Company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

Please be advised that different payment methods take different amounts of time to clear.

  Wires: 24 hours (one business day) following receipt of funds;

  Checks: 10 days following deposit of funds to the Escrow Agent;

  ACH: 10 days following receipt of funds; and

  Credit and Debit Cards: 24 hours (one business day) following receipt of funds.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete potential background checks or fails background checks, and in the event the offering is oversubscribed in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, there is no maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest.

All accepted subscription agreements are irrevocable. The Company may terminate the Offering at any time for any reason at its sole discretion.

The form of subscription agreement provides that the parties thereto irrevocably and unconditionally (a) submit to the jurisdiction of the state and federal courts located within the County of New Castle for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon the subscription agreement except in the state and federal courts located within the County of New Castle, and (c) waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the subscription agreement or the subject matter hereof may not be enforced in or by such court. However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our Common Stock is deemed to have received notice of and consented to the foregoing provisions.

Pre-emption from State Law Registration and Qualification - Offerings to Qualified Purchasers

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Common Stock in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Common Stock involves substantial risks and possible loss by investors of their entire investments. (See section captioned "Risk Factors" in this Offering Circular).

As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will not be subject to registration or qualification requirements under applicable state securities or "Blue Sky" laws to the extent that the Common Stock offered hereby are offered and sold only to Qualified Purchasers.  The offering will remain subject to meeting certain state filing requirements and complying with certain anti-fraud provisions.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Common Stock to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Issuance of Shares

Upon a closing and following settlement, that is, at such time as an investor's funds have cleared and we have accepted an investor's subscription agreement, we will instruct NATCO (defined herein) to issue the shares of Common Stock subscribed for by the investor. NATCO will notify an investor when the shares of Common Stock are ready to be issued and NATCO has set up an account for the investor. NATCO will issue such investor's purchased shares of Common Stock in book-entry form representing such investor's purchased Common Stock. NATCO will not issue shares in physical or paper form. Instead, our Common Stock will be recorded and maintained on our stockholder register.

Transferability of the Common Stock

The Common Stock will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Transfer Agent

Nevada Agency and Transfer Company ("NATCO"), a SEC-registered securities transfer agent, serves as transfer agent to maintain our stockholder information on a book-entry basis. The address for NATCO is 50 West Liberty Street, Suite 880, Reno, NV 89501.

Selling Security Holders

No Securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

USE OF PROCEEDS

Assuming a maximum raise of $35,000,000, the net proceeds of this Offering would be approximately $32,660,000 after subtracting estimated fees of $1,990,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $26,250,000, representing 75% of the maximum offering amount, the net proceeds would be approximately $24,335,000 after subtracting estimated fees of $1,915,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed.  If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $17,500,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $16,010,000 after subtracting estimated fees of $1,490,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $8,750,000, representing 25% of the maximum offering amount, the net proceeds would be approximately $7,685,000 after subtracting estimated fees of $1,065,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, investor relations and general corporate purposes.

Please see the table below for a summary the Company's estimated intended use of proceeds from this Offering:

	$35 Million Raise (100%)	$26.25 Million Raise (75%)	$17.5 Million Raise (50%)	$8.75 Million Raise (25%)
Offering Proceeds
Gross Proceeds	$35,000,000	$26,250,000	$17,500,000	$8,750,000
Offering Expenses(1)	$1,140,000	$1,277,500	$1,065,000	$852,500
Investor Fee(2)	$500,000	$375,000	$250,000	$125,000
Broker Commissions(3)	$350,000	$262,500	$175,000	$87,500

Total Proceeds Available for Use	$32,660,000	$24,335,000	$16,010,000	$7,685,000

Estimated Expenses
Research & Development	$3,000,000	$3,000,000	$3,000,000	$3,000,000
Asset Improvement & Training	$2,000,000	$1,000,000	$0	$500,000
Sales & Marketing	$1,000,000	$1,000,000	$500,000	$500,000
Capital Expenditures	$7,315,000	$6,915,000	$5,000,000	$0
Inventory(4)	$1,750,000	$1,000,000	$1,000,000	$0
Investor Relations	$6,500,000	$6,500,000	$3,000,000	$1,500,000
Loan Repayment	$770,000	$770,000	$770,000	$0
General & Administrative	$1,251,000	$1,251,000	$251,000	$86,000
Executive Compensation	414,000	414,000	414,000	414,000
Total Expenditures	$24,000,000	$21,850,000	$13,935,000	$6,000,000

Working Capital Reserves(5)	$8,660,000	$2,485,000	$2,075,000	$1,685,000

_______________________________________
Notes:

(1) Includes estimated fees for legal, accounting, EDGARization, payment processing fees and other expenses of the Offering in addition to any commissions owed.

(2) Assumes 10,000 investors at 100% of raise, 7,500 investors at 75% of raise, 5,000 investors at 50% of raise and 2,500 investors at 25% of raise.

(3) The Broker will receive commissions paid by the Company of 1.0% of the Offering proceeds.

(4) Consists primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process and to provide satellite launch services following the acquisition of an FAA launch license.

(5) Working capital reserves represent the excess funds above the Company's immediate capital needs. Management may deploy working capital reserves as it determines is in the best interests of the Company, including but not limited to, the purchase of additional inventory, capital expenditures and expansion plans, sales and marketing, and hiring additional team members.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

The amounts set forth above are our current estimates for such development, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See "Risk Factors" starting on page 10.

The Company intends to use a portion of the proceeds raised in this Offering to repay a portion of its outstanding debt. The Company currently has debt outstanding, as follows:

  Debentures in the principal amount of $7,089,400. See "Capitalization;"
  $865,000 owed to RLB Aviation, Inc. ("RLB") pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment;
  $235,050 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment;
  $475,150 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment; and
  a loan in the principal amount of $1,436,000.63 owed to Space Florida pursuant to the terms and conditions of a loan agreement between SFI and Space Florida dated February 16, 2012 (the "Space Florida Loan Agreement"). The Space Florida Loan Agreement provides for a non-revolving seven (7) year interest-only term loan, amortizing over ten (10) years which bears interest at the rate of one percent (1%) of the total loan amount. The Space Florida Loan Agreement requires that SFI pay Space Florida a late charge of ten percent (10%) of any required payment which is not received by Space Florida within five (5) days of when such payment is due. The obligations of SFI pursuant to the Space Florida Loan Agreement are secured against certain collateral owned by SFI pursuant to the terms and conditions of a security agreement dated February 16, 2012, between SFI and Space Florida. This loan is currently in default and SFI and Space Florida are negotiating the potential conversion of such loan into shares of the Company.

The Company also intends to use a portion of the proceeds raised in this Offering to fund the compensation payable to its executive officers as described under "Compensation of Directors and Executive Officers".

The expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

Although our business does not presently generate sufficient cash to finance our operations, we believe that if we raise the Maximum Amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 12 months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time, or otherwise scale down operations as contemplated in the chart above related to use of proceeds dependant on the percentage of offering sold, or scale down otherwise. Further, we expect that during or after such 12-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

We may use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.

DESCRIPTION OF BUSINESS

Overview

The Company's mission statement is to make space accessible to entrepreneurs, researchers, industry, and government at a high cadence and the right cost.

Currently, the Company operates the world's only commercial fleet of flight-ready Lockheed F-104s. The Lockheed F-104 was developed as a supersonic aircraft for the United States Armed Forces. The single engine interceptor was favoured for its maximum altitude and climb performance. It was the first production aircraft to reach over MACH 2 in sustained, level flight, which was one of the key criteria as to why the NASA used the Lockheed F-104 for high-speed flight research at the Dryden Flight Research Center. The Lockheed F-104 also performed many safety chase missions in support of advanced research aircraft and provided a launch platform for sounding rockets3 . Test flights showed that a Lockheed F-104 launched single-stage Viper sounding rocket attain a maximum 112km in altitude.4   In total, the Lockheed F-104 flew over 18,000 missions for NASA. NASA retired the Lockheed F-104 in 1995,5  with transition to the McDonnell Douglas F/A-18 Hornet supersonic Aircraft.6

Recent increases in government expenditures and commercial investment are driving growth in the space economy.7  The Company believes this increase has created a demand for services similar to what the Lockheed F-104s formerly owned by NASA used to provide. That demand is for commercial, research and defense technologies including hypersonic research.8  To the Company's knowledge, there is currently no other aircraft commercially available to the public with the capabilities of the Lockheed F-104 in terms of speed and climbing performance.

The Company aims to address these needs through its existing fleet of seven Lockheed F-104 Aircraft, currently based at NASA's Kennedy Space Center (the "KSC"), as well as through the acquisition of the Platform II Aircraft which the Company believes will provide more advanced capabilities and have a longer operating lifespan. Starfighters is providing its core group of Historical Services, while developing the capacity for New Services.  The Company organizes its services into the following categories:

  Historical Services:

    Pilot and Astronaut Training; Launch Services and Access to Space; and

    In-flight Testing.

  New Services:

    Launch Services and "Access to Space" (commercial, academic, civil and government); and

    Airborne Testbed for Hypersonic Research and Development ("R&D") and Test and Evaluation ("T&E") Test Bed (commercial, academic, civil and government).

Our Products and Services:

Historically, Starfighters generated the majority of its income from its Historical Services of pilot training and in-flight testing, and continues to do so today. We expect to demand for our Historical Services grow with the evolution of commercial supersonic flight. The Company also plans to expand into new lines of revenue and services, being the New Services. As the commercialization of space has accelerated, the Company believes there is an opportunity to utilize its fleet to fill what we believe is a growing need for strategic access to space and airborne testing for the next generation of hypersonic and air-launched rockets and commercial supersonic aircraft. For the last two years, the Company has been developing two new lines of business, Launch Services and Hypersonic R&D and T&E. The New Services form the foundation of the Company's growth plan. In 2023, the Company announced its first testing agreements and is working to expand those services. During the year we also flew pilot training missions for Boom Supersonic, a commercial supersonic aircraft developer.  At the same time the Company elected to co-develop its second stage launch system (referred to as StarLaunch II) with Innoveering, LLC, which was acquired by GE Aeronautics in late 2022.

__________________________________
3 Jarosław Dobryzński , Lockheed F-104 Starfighter 90 (Mushroom Model Publications) (2015).

4 F-104 Launched Sounding Rockets, The Unwanted Blog (Jun. 2, 2012), The Unwanted Blog.

5 F-104 Starfighter, NASA (Sept. 27, 2009), NASA.

6 Roy Bryant, The Lockheed F104s of NASAs Flight Research Center, Stars of NASA (Feb. 2004), Stars of NASA.

7 Supra note 1.

8 U.S. Naval Institute Staff, Report to Congress on Hypersonic Weapons, U.S. Naval Institute (Feb. 16, 2024, 12:27 PM), U.S. Naval Institute.

Our ability to continue our efforts to develop the capacity for the New Services as currently planned will be adversely affected if we do not raise at least $17.5 million in gross proceeds from the Offering.  For example, as described in the "Use of Proceeds" section of this Offering Circular, we intend to use part of the proceeds from the Offering to acquire certain inventory, consisting primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process, and to provide satellite launch services following the acquisition of an FAA launch license.  We anticipate that we would have approximately $1 million available for this purpose if we raise gross proceeds of at least $17.5 million, but $nil available for this purpose if we are only able to raise $8.75 in gross proceeds.

Launch Services

As the Company has identified access to space as becoming increasingly in demand for both government and commercial interests, we identified a new use for our platform. The Starfighters fleet could act as horizontally-launched, piloted vehicles capable of acting as a first stage in launching smaller payloads into space. The Company is now in the process of developing a second stage rocket, StarLaunch I, capable of carrying smaller payloads into space. To that end, the Company has partnered with GE Aeronautics to develop a prototype StarLaunch I, a proprietary design, underwing, air-launch rocket capable of carrying small payloads into space in a manner that the Company believes can be more economical and with reduced turnaround and relaunch time compared to traditional rockets. The Company believes a further advantage in its development process is the ability to use a proven military aircraft, such as the Lockheed F-104, in conjunction with the StarLaunch I rocket which is initially based on the proven design and current missile technology.

The StarLaunch I family of rockets is designed to use the Lockheed F-104 as the first stage of the rocket. This carries advantages of reliability, reusability, control, and reduced cost. The StarLaunch I rocket is designed to carry payloads to sub-orbital altitudes. In 2023, the Company began to explore options for the ability of its fleet to carry larger payloads further into space. The Company has identified a potential solution in the Platform II Aircraft, and is in negotiations to acquire the aircraft and support materials. The Company is aiming to complete the purchase of its Platform II Aircraft by Q1 2025 (assuming that the Company raises sufficient proceeds from this Offering and/or from other sources), and has already been recommended as the next generation test and launch bed by the United States Air Force Research Lab.

The launch process:

1. The Company's first stage aircraft launches from a traditional runway without the need for derrick or cranes;

2. The Company's first stage aircraft reaches critical height and launches the StarLaunch second stage rocket, with the optimum height being dependent on the mission;

3. StarLaunch I boosts to suborbital altitude and deploys payloads;

4. StarLaunch II boosts to low earth orbit and deploys small-satellites; and

5. The Company's first stage aircraft lands, refuels, reloads for additional missions.

The Company has completed the first testing stage with the FAA, the underwing captive carry, and is working toward the next testing stage, the drop test, which is tentatively targeted for Q4 2024.  This will be followed by an igniter test which is key to the safety component of the testing and the major requirement of the FAA.  Completion of these tests enables the Company to move toward gaining "permission to launch."  Successful launch and related process results in the grant of a launch license are good for 5 years. The Company aims to be in full commercial service by the end of 2025 (assuming the Company raises sufficient proceeds from this Offering to execute on its business plan - see "Use of Proceeds").

Hypersonic R&D and T&E Test Bed

Hypersonic technology and its commercial applications is an emerging sector in aerospace. The Company's unique position as the only commercial entity capable of sustained MACH 2 flight, combined with its ability to launch targeted altitude payloads, allows it to capitalize on the burgeoning hypersonic market.

The potential for the Company's hypersonic business is multifaceted. Firstly, there is a growing demand for hypersonic testbeds in both the defense and commercial sectors. The Company's involvement in the Hypersonic and High-Cadence Airborne Testing Capabilities ("HyCAT") initiative, in partnership with Innoveering LLC and under the auspices of the Defense Innovation Unit of the U.S. Department of Defense, showcases the Company's capability and readiness to meet these demands.

Moreover, the limited availability of wind tunnel time for hypersonic research in the United States opens a significant market opportunity for the Company. The Company's fleet of Lockheed F-104 aircraft can serve as an effective alternative for delivering practical data results swiftly and predictably, a service in demand from government and private sector clients engaged in hypersonic research and development.

Additionally, the Company's collaborative efforts with other contractors and partners in the HyCAT program, such as GE Aerospace and Spectre Propulsion, indicate a strong potential for joint ventures and partnerships. These collaborations could lead to advancements in propulsion technologies and guidance systems, further enhancing the Company's offerings in the hypersonic market.

Supersonic Platform for Testing and In-flight Services

Utilizing the supersonic speed and flight profile characteristics of the Lockheed F-104, the Company has performed research and development services for several commercial, civilian, academic, and defense clients.  These services include:

  Captive carry payload testing;

  Windstream testing with flight conditions that mirror supersonic or launch conditions;

  Payloads for high altitude and hypersonic testing;

  Termination flight system testing;

  Space flight hardware testing and qualification;

  Suborbital spaceflight simulation;

  Supersonic and hypersonic research; and

  Hardware testing, including batteries, optics, receivers/transmitters.

Defense, Civil, Academic and Commercial Services

The Company also provides a number of defense and commercial services to its clients, including:

  Jet warbird training & familiarization;

  Adversary air training support;

  Video production and photography;

  Human factors and flight physiology testing; and

  Avionics testing and qualification.

Pilot and Astronaut Training - Supersonic

The Company provides a training platform for pilots who will fly the next generation of supersonic commercial aircraft. The commercialization potential extends beyond testing services. The Company's expertise and capabilities position them to develop and offer innovative solutions in supersonic travel and transportation. The emerging market for supersonic passenger travel and ultra-fast cargo delivery is still in its infancy, but the Company has already been working with companies such as Boom Aviation to provide pilot training and other testing. The Company aims to leverage both its pilot training and testing capabilities to develop a role in this space.

The Company has authorization from the FAA that permits the Company to use the space above NASA's Kennedy Space Center for pilot training' the Company is currently the only civilian company that is permitted to do so. A FAA Letter of Authorization along with a Letter of Deviation Authority allows licensed pilots to receive type-specific training in the same jets that NASA has used for decades to prepare their astronauts for spaceflight and to conduct aeronautical research. This limited-access training is designed to enhance confidence and flight safety through comprehensive ground training sessions and back-seat flight operations in the controlled airspace above NASA's Kennedy Space Center and the United States Space Force's Range over the Atlantic Ocean. In addition to pilot training, the Company also offer suborbital space flight participants the opportunity to experience a real work flight profile environment.

Competition

The industry in which the Company operates is subject to intense technological and regulatory change. We face, and will continue to face, competition from other companies. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than us. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes. The Company may not have sufficient resources to maintain its operations on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

The Company's primary sources of competition fall into three (3) categories:

  companies providing dedicated and rideshare launch vehicles to deliver small payloads to generic and custom planes/inclinations and altitude trajectories, such as Northrop Grumman, SpaceX, United Launch Alliance (a joint venture between Lockheed Martin Corporation and The Boeing Company), Rocket Labs, and established Russian, Indian, Chinese, European, and Japanese launch providers;

  companies that are reported to have plans to provide launch vehicles that can deliver payloads to a range of planes/inclinations and altitude trajectories; and

  companies that perform research into hypersonic rockets and components, wind tunnel testing, satellite and/or rocket component testing.

In the market in which the Company operates, the principal competitive factors include:

  equipment flight history, heritage, and reliability;

  equipment flight profile characteristics, including speed, range, maneuverability, flexibility, and reusability;

  launch schedule timeline and flexibility;

  ability to customize products to meet specific needs of the customer;

  jet performance and technical features; and

  price.

Competitive Strengths

The Company's competitive strengths include:

Multiple Revenue Streams

The Company is committed to developing and leveraging multiple revenue streams. By diversifying its revenue sources, the Company can reduce its dependence on any single product or service offering, making it more resilient in the face of market fluctuations and economic downturns. Furthermore, the Company's ability to generate revenue through multiple channels allows it to take advantage of opportunities for growth and expansion that may not be available to companies with a narrower focus.

Limited Competition for Direct Small Satellite Launch

While the overall space industry is highly competitive, the niche market for small and micro satellite launches is relatively untapped, with only a handful of companies operating in this space. This presents a significant opportunity for the Company to capture market share and establish itself as a leader in this rapidly growing segment. Additionally, the Company's position as one of the few companies offering cost-effective, reliable, and flexible small satellite launch services provides a significant competitive advantage over potential competitors.

Proven Operational History

The Lockheed F-104 has a long and proven track record of successful operations with the U.S. Air Force and at NASA, as well as with various armed forces around the world. It has been demonstrated that the jet can be successfully used to launch rockets into space. Furthermore, our location at Kennedy Space Center has enabled us to connect with a broad range of potential customers and partners, many right on the KSC campus. The Company was invited to KSC by Space Florida, the public-private partnership responsible for promoting and developing Florida's aerospace industry. Space Florida was created by the Florida Legislature to sustain Florida's position as a global space leader, and it is responsible for managing the commercialization of KSC.  Our relationship with Space Florida has provided us with access to capital, infrastructure and other resources that have evolved over time.

While at the KSC, the Company has successfully managed its operations and has established a reputation for delivering high-quality products and services to its customers, worked professionally with KSC personnel and operated as the first fixed wing provider at KSC, all with no mishaps in-flight for over 15 years. This has not only strengthened the Company's brand but also instills trust and confidence the Company's stakeholders. Moreover, the Company's operational history has allowed it to refine its processes, optimize efficiency, and enhance its offerings, enabling the Company to deliver superior value to its customers. This experience gives the Company a significant competitive advantage over new entrants to the market who lack the institutional knowledge and industry-specific expertise that comes with an established operational history.

Location

The Company has been located at the Kennedy Space Center space port since 2009. As one of the world's premier space launch facilities, the Kennedy Space Center offers unparalleled access to launch pads, ground infrastructure, and a highly skilled workforce. The Company holds an existing range user agreement with the US Space Force, which allows the Company access to and use of the Cape Canaveral range. The Company, through Starfighters International, is a party to a Memorandum of Agreement dated March 28, 2023 (the "MOA") with Space Launch Delta 45 ("SLD45"). Pursuant to the terms and conditions of the MOA SLD45 provides support to the Company for its test flights at the Eastern Range. The MOA further provides that its purpose is to establish Starfighters International as an official ranger which will permit Starfighters International to establish SLD45 Job Order Number Accounts and directly reimburse SLD45 for future range support. Being located in close proximity to this hub of the global space industry enables the Company to rapidly respond to market opportunities, minimize launch-related costs, and reduce launch lead times. Furthermore, the Company's presence at the Kennedy Space Center enables it to leverage the significant industry partnerships and collaborations that exist in the region, fostering innovation and driving growth for the Company's business.

Lower Cost

Using the Lockheed F-104 as a reusable first stage allows the Company to lower its operational and capital expenditures compared with disposable rockets. Additionally, the Lockheed F-104 has a lower fuel consumption compared to rockets.

Launch Flexibility

Unlike traditional rocket launches, a jet-based system offers significant launch flexibility, enabling the Company to rapidly respond to changes in launch schedules, weather conditions, and other operational factors. The use of a jet as the first stage allows the Company to launch in multiple configurations and flight profiles, including a wider range of altitude, angle, and trajectory, compared to rockets launched at the same location.

Launch Transferability

The Company's jet-based system allows us to conduct launches from a wider range of locations, including potentially all permitted space ports worldwide, further expanding the Company's launch flexibility.

Unique Capabilities

The Lockheed F-104 is a unique supersonic research platform due to its exceptional altitude and speed capabilities. It is the only commercial supersonic platform currently available in the world. The Lockheed F-104 was designed specifically for high-altitude flight and could achieve altitudes of over 100,000 feet. This makes it an ideal platform for conducting research in the upper atmosphere and beyond, where few other aircraft can go. Additionally, the Lockheed F-104 can fly at speeds of MACH 2 or higher, allowing it to conduct supersonic flight testing and research that is not possible with other available aircraft. The Lockheed F-104's unique combination of altitude and speed capabilities made it an invaluable research platform for a range of commercial, scientific, and military applications, from studying the upper atmosphere to testing advanced rocket systems.

Growth Strategy

The Company is pursuing the following growth strategies:

Access Backlog of Small Satellites

The Company's achievement of a launch license allows it to access a backlog of small satellites waiting for launch. By offering its launch services, the Company can address the demand for satellite launches and contribute to reducing the backlog. This strategy can provide a new revenue stream for the Company and position it as a reliable launch provider in the commercial space industry.

Capitalize on Hypersonic Research

The Company aims to leverage the increase in spending on hypersonic research by the U.S. Government.9  With the Lockheed F-104 being the only commercial, non-rocket platform capable of testing at the required speeds, the Company intends to position itself as a key player in this field. By offering their services and expertise in hypersonic research the Company can attract government contracts and collaborations.

Real-World Wind Tunnel Testing

The Company's Lockheed F-104 platform provides the unique advantage of conducting wind tunnel testing in a real-world environment. This capability allows the Company to offer more accurate and reliable data to clients in industries such as aerospace, defense, and engineering. By highlighting this advantage the Company believes it will attract clients seeking comprehensive and realistic wind tunnel testing.

Expand Pilot Training

The Company may acquire the necessary licenses to expand its pilot training operations. By increasing the number of flights per year, potentially up to 120 flights, the Company can cater to a larger pool of aspiring pilots. This expansion can help the Company grow its revenue and establish the Company as a provider of advanced pilot training services.

__________________________________
9 Id.

Target Growth in R&D Testing

The Company can leverage the unique abilities and flight profiles of the Lockheed F-104 to target growth in research and development (R&D) testing. The Company can position itself as a reliable partner for companies and organizations involved in satellite and rocket component testing. By offering their platform and expertise the Company believes it will attract clients seeking high-speed, high-altitude testing capabilities.

Overall, by capitalizing on its unique capabilities and advantages, the Company intends to position itself as a pilot in satellite launches, hypersonic research, wind tunnel testing, pilot training, and other R&D testing. These strategies will enable the Company to achieve growth and establish a strong presence in the industry.

Property

The Company leases its premises located at the Kennedy Space Center at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920 pursuant to the terms and conditions of a Site Occupant Lease Agreement No: C20756 between Space Florida and Starfighters International dated June 1, 2022, as amended on June 1, 2023 (the "Lease Agreement"). The term of the Lease Agreement began on June 1, 2022, and continues until May 31, 2024. Pursuant to the Lease Agreement, the Company leases (i) 10,000 square feet of the Reusable Launch Vehicle Facility, (ii) 2,000 square feet of the Convoy Vehicle Enclosure, and (iii) 2,500 square feet of area beside the Aircraft Ground Equipment Shed (collectively, the "Premises"). The Company is required to pay a monthly fee of $13,958.33 to lease the Premises. Additionally, the Company is required to pay a RLV Common Area Maintenance fee of $4,166.67 per month and various other fees (including license fees) and costs in relation to the Company's lease of the Premises.

Effective June 1, 2024, the Company and Space Florida have agreed to (i) extend the term of the Lease Agreement to May 31, 2025, and (ii) the Company will be subject to a $100 fee per day if any Company property remains outside the Premises for more than 24 hours.  All other terms and conditions remain in full force and effect.

The Company does not currently own, rent or lease any property other than its hangar located at the Kennedy Space Center at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920. The Company may enter into other lease agreements for office space in the future; however, no assurance can be provided that this will occur. The Company currently has no plans to acquire any real property.

Suppliers

We obtain our replacement and spare parts, components, sub systems, and equipment from suppliers that we believe to be reliable and reputable. All current suppliers have been, and continue to periodically be, internally reviewed to ensure that they are able to supply materials that meet our specifications and quality control requirements. Potential new suppliers also follow this process. The majority of our requirements are consumables in nature, including liquid oxygen, fuel, and tires. The first two of these items are supplied by Kennedy Space Center space port services. Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us. See "Risk Factors - Risks Related to our Business and Industry - We depend on several specialized suppliers for the majority of specialized supply needs. Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us."

Additionally, Starfighters International has entered into an asset purchase agreement, dated October 1, 2021, as amended on December 29, 2023 (the "Hypersonic APA"), with Hypersonic Group Inc. ("HGI"). Pursuant to the terms and conditions of the Hypersonic APA, Starfighters International has agreed to purchase 22 J79-19 engines from HGI for an aggregate purchase price of $2,200,000 (the "Purchase Price"). The Company intends to use the engines as replacements to extend the useful life of its Lockheed F-104 aircraft. Pursuant to the Hypersonic APA, Starfighters International agreed to (i) pay HGI a deposit of $250,000 by December 31, 2022, (ii) pay HGI $500,000 on March 30, 2023, (iii) pay HGI $50,000 immediately following December 29, 2023, (iv) pay HGI $50,000 within five (5) business days of March 31, 2024 in the event that Starfighters International has not made the initial submission of the Offering Statement to the SEC on or before March 31, 2024, and (v) pay HGI the remaining balance of the Purchase Price ($1,350,000) within five (5) business days of the completion of the Offering. To date, Starfighters International has paid an aggregate of $800,000 of the total purchase price required pursuant to the Hypersonic APA and is currently negotiating a further extension with HGI. Rick Svetkoff, the Company's President and Chief Executive Officer, owns 50% of HGI and signed the Hypersonic APA on behalf of both the Company and HGI.

Development work on StarLaunch launch platform is contracted to industry partners.

Government Regulation

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings, and competitive position, which can be material. We incur or will incur costs to monitor and take actions to comply with governmental regulations that are or will be applicable to our business, which include, among others, federal securities laws and regulations, export and import control, economic sanctions and trade embargo laws and restrictions and regulations of the Department of Transportation ("DoT"), the Federal Aviation Administration ("FAA"), the Department of Defense ("DoD"), and NASA and other government agencies in the U.S. The following discussion summarizes the principal elements of the regulatory framework applicable to our business. Regulatory requirements, including but not limited to those discussed below, affect our operations, and increase our operating costs, and future regulatory developments may continue to do the same. See "Risk Factors - Risks Related to our Business and Industry" for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see "Management's Discussion and Analysis of Financial Condition and Results of Operations" together with our consolidated financial statements, including the related notes included therein, for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Our areas of operations are primarily covered by two separate sets of Regulation (i) the DoT - FAA Aviation Safety, which governs our operation of experimental aircraft as all privately owned former military aircraft are considered experimental aircraft, and (ii) FAA AST (The Office of Commercial Space Transportation), which governs our operation as a launch operator.

Operator of Experimental Aircraft Regulation

All experimental aircraft engaged in air flight in the United States are subject to regulation by the DoT. Absent an exemption, no experimental aircraft may provide air flights of researchers or property/payloads without first being issued a DoT FAA Letters of Deviation Authority ("LODA").

Part 91 of the FAA Regulations

Operators of experimental aircraft are regulated by the FAA, an agency within the DoT, primarily in the areas of flight safety, experimental aircraft operations and aircraft maintenance and airworthiness. The FAA issues air experimental aircraft operating certificates and aircraft airworthiness certificates, prescribes maintenance procedures, oversees airport operations, and regulates pilot and other employee training. From time to time, the FAA issues directives that require experimental aircraft to inspect, modify or ground aircraft and other equipment, potentially causing the Company to incur substantial, unplanned expenses.

Part 450 of the FAA Regulations

Part 450 of the FAA Regulations is the streamlined launch and reentry licensing requirements that went into effect in 2020, which was welcomed legislation for companies like us. Part 450 consolidated multiple regulatory regimes into one set of requirements for all vehicle types, which are performance-based requirements utilizing flexible means of compliance, and a single license may authorize operations at multiple sites and extensive coordination with DOD and NASA to minimize duplicative requirements for operators.

The application evaluation consists of five major components:

  A Policy Review

  A Payload Review

  A Safety Review

  A Maximum Probable Loss (MPL) Determination

  An Environmental Review

Part 450 allows incremental approvals of the safety review. There are tremendous benefits of incremental review of a modular application, which reduces regulatory uncertainty with early approvals.

There are also sections in Part 450 which have a direct impact on being able launch, but have nothing to do with safety or hardware. The two best examples are environmental review and financial responsibility. Because our StarLaunch vehicles are relatively small compared to many other rockets and the propellants and procedures are well understood, we believe that environment compliance can be satisfied. Financial responsibility is really a matter of finding insurance coverage. Again, since the StarLaunch vehicles are small and the maximum impact is low, we believe that we will be able to find affordable insurance.

While there may be delay and additional costs to comply with Part 91 and Part 450 of the FAA Regulations, we already comply with Part 91 and are using experts such as Integrated Launch Services to complete and comply with Part 450, and because the process with the FAA is iterative or repetitive, we believe we will be able to acquire the necessary waivers and license(s) to launch.

Environmental Regulation

While the regulations for experimental aircraft are not as stringent as the airline industry, they are subject to increasing federal, state, local and international environmental regulations, including those regulating emissions to air, water discharges, safe drinking water and the use and management of hazardous substances and wastes. We endeavor to comply with all applicable environmental regulations. We maintain compliance primarily with NASA environmental regulations since that is the location of our primary operating site. By complying with the NASA regulations for ground operations and FAA regulations for flight operations, we believe we are following all federal requirements.

Employees

The Company currently has no employees and utilizes independent contractors for general operations, including its senior management team, and partners with third party providers for research and development. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage additional contractors and consultants from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors" starting on page 10 "Cautionary Statement Regarding Forward-Looking Statements" starting on page 6 and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Significant Accounting Policies.

Note regarding Financial Information

The Company's fiscal year end is December 31. The Company was incorporated on September 6, 2022.  On September 9, 2022, the Company entered into an equity exchange agreement (the "Equity Exchange Transaction") for the acquisition of Starfighters International (See Note 4 of the consolidated financial statements). As part of the Equity Exchange Transaction, the Company and the sole owner of Starfighters International agreed to exchange 100% interests in Starfighters International for 100% ownership of the Company. As a result of the Equity Exchange Transaction, Starfighters International became a wholly-owned subsidiary of the Company. The combination met the criteria outlined in Accounting Standards Codification 850 to be accounted for as a transaction between entities under common control and therefore the financial statements are being presented as if the transfer happened at the beginning of the period and prior year financial information has been retrospectively adjusted to furnish comparative information.

This Offering Circular generally refers to quarters in a calendar year format when referring to business development and expectations that are captured in forward looking statements. The "Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" within this Offering Circular refer to fiscal year quarters unless otherwise specified.

Company Overview

The Company was founded and incorporated under the laws of Delaware on September 6, 2022. The Company's corporate head office is located at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920.

The Company's principal activities include or will include the provision of space access through launch services, hypersonic research and testing, astronaut training, providing a research and development testbed, and other defence and commercial services.

Financial Conditions and Results from Operations

Results of Operations for the Year ended December 31, 2023 and December 31, 2022

Revenues:

During the year ended December 31, 2023, the Company reported nil revenues from operations and other income of $349,330. For the year ended December 31, 2022, the Company reported nil revenue from operations and other income of $824,885. The decrease in other income of $475,555 was due to the Company having fewer training and test flights year-over-year.

Operating Expenses:

During the years ended December 31, 2023 and December 31, 2022, the Company reported operating expenses of $4,086,071 and $1,811,217, respectively. The increase of $2,274,854 was primarily due to:

  An increase of $755,340 in consulting fees from $151,875 in 2022 to $907,215 in 2023 related to additional consultants hired as the Company prepares for operational growth;
  An increase of $285,568 in travel and entertainment expenses from $313,265 in 2022 to $598,833 in 2023 related to additional spend as part of the Company's increased fundraising efforts;
  An increase of $240,000 in business development expenses from $120,000 in 2022 to $360,000 in 2023 related to a full year of expenditures in 2023 compared to a partial year of expenditures in 2022;
  An increase of $237,004 in professional fees from $225,985 in 2022 to $462,989 in 2023 related to increased spend on legal, accounting, and auditing expenditures;
  An increase of $232,000 in management fees from nil in 2022 to $232,000 in 2023 related to management of the Company not taking fees in previous years;
  An increase of $194,131 in advertising and promotion expenses from $110,412 in 2022 to $304,543 in 2023 related to additional spend as part of the Company's increased fundraising efforts; and
  An increase of $140,000 in directors' fees from $28,000 in 2022 to $168,000 in 2023 related to the Company forming a formal board in 2023.

The Company anticipates that operating expenses will continue to rise as the Company continues to develop its business operations.

Net Loss:

As a result of the foregoing, the Company generated a net loss of $4,681,583 or $0.28 per share, for the year ended December 31, 2023, compared with a net loss of $1,016,584 or $0.07 per share for the year ended December 31, 2022.

Liquidity and Capital Resources

Assets and Sources of Liquidity

Cash and short-term investments

As of December 31, 2023, the Company's cash and short-term investments were $1,982,219 compared to $2,224,011 as of December 31, 2022. Cash and short-term investments represent the largest component of our current assets, with smaller amounts recorded as due to related parties and prepaid expenses.

Prepaid expenses

As of December 31, 2023, the Company's prepaid expenses were $154,440 compared to $24,939 as of December 31, 2022. The increase of $129,501 was due to the Company placing retainers with professional services organizations.

Long-term deposits

As of December 31, 2023, the Company's long-term deposits were $1,152,532 compared to $502,532 as of December 31, 2022. The increase of $650,000 was due to payments made as part of an agreement the Company has to purchase a set of aircraft engines.

Liabilities and Material Commitments

Deferred income

As of December 31, 2023, the Company's deferred income was $397,000 compared to $85,000 as of December 31, 2022. The increase of $312,000 was due to increased payments made by customers for future services to be performed by the Company.

Convertible debentures not yet issued

As of December 31, 2023, the Company's convertible debentures not yet issued was nil compared to $2,282,340 as of December 31, 2022. The decrease of $2,282,340 was due to convertible debentures being issued during the year.

Related party notes payable

As of December 31, 2023, the Company's related party notes payable was $1,675,200 compared to $1,922,700 as of December 31, 2022. The decrease of $247,500 was due to payments made to related party note holders in 2023.

Convertible debentures and derivative liability

As of December 31, 2023, the Company's convertible debentures and derivative liability was $4,776,407 and $2,416,863, respectively, compared to nil and nil, respectively as of December 31, 2022. The increase of $4,776,407 and $2,416,863 was due to convertible debentures being issued during the year.

Working Capital

As of December 31, 2023, the Company had a working capital deficit of $679,291 and cash of $1,694,109, compared to a working capital deficit of $2,450,327 and cash of $2,224,011 as of December 31, 2022. The decrease of working capital deficit is due to the factors as noted above.

Cash Flow used in operating activities

For the year ended December 31, 2023, the Company used $3,362,780 in cash with respect to its operating activities compared to $721,454 used for the year ended December 31, 2022. The Company's continued negative operating cash flow for the years ended 2023 and 2022 was a result of our net losses, as adjusted to reconcile net loss to net cash provided by operating activities, and with an increase year-over-year as noted above.

Cash Flow used in investing activities

For the year ended December 31, 2023, the Company used $928,276 with respect to its investing activities compared to $553,681 used for the year ended December 31, 2022. The cash outflow consisted of $650,000 in additions to long term deposits in 2023 compared to $502,532 in 2022, $278,276 in purchases of short-term investments in 2023 compared to nil in 2022, and nil in purchases of property and equipment in 2023 compared to $51,149 in 2022.

Cash Flow provided by financing activities

For the year ended December 31, 2023, $3,761,154 was provided by the Company's financing activities compared to $3,228,834 cash inflow for the year ended December 31, 2022.  The Company primarily generated proceeds from the issuance of convertible debentures for $4,063,660 in 2023 compared to $2,282,340 of yet to be issued debentures in 2022. The Company also made repayments towards a related party loan in the amount of $247,500 and incurred debt issuance costs of $86,506 for the year ended December 31, 2023 compared to $213,606 and nil, respectively for the year ended December 31, 2022. During the year ended December 31, 2022, the Company made repayments towards notes payable in the amount of $150,000, and generated proceeds from private placements for $860,100, from the exercise of warrants for $150,000, and from related party loans for $300,000.

The Company is dependent on the equity and debt markets as its primary source of operating working capital. There can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required at the time required, or, if available, that it can be obtained on acceptable terms.

Plan of Operations

The continuation of our current plan of operations, and our forward-looking strategy, requires us to raise significant additional capital. If we are successful in raising the maximum amount of capital through the sale of Common Stock pursuant to this Offering, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next 18 months. If we are unable to do so, we may have to curtail and possibly cease some operations. The Company intends to receive proceeds from the Offering to carry out the following near term and longer-term goals. The approximate timing and costs associated with these target milestones are also summarized below. These target dates and cost estimates may change subject to multiple factors including, but not limited to, the following: (i) the timing of the Offering and quantity of capital raised; (ii) key equipment availability, cost, and delivery timing; (iii) supply chain fluctuations; (iv) availability and access to labor markets (skilled and unskilled); and (v) permitting and regulatory processes; and See also "Risk Factors".

	Target Milestone	Target Start Date	Target Completion Date	Cost Estimate
1	Acquisition of Platform II Aircraft	Offering Completion	Q1 2025	$10M(1)
2	Expansion of Starfighters Spaceport II to Midland Texas.	Offering Completion	Offering Completion +6 months	NA(2)
3	Secure commitments for increased strategic and financial support from Space Florida.	Q2 2024	Q3-Q4 2024	NA
4	Complete initial airspace drop test at Kennedy Space Centre as first stage to acquire FAA launch license	Q3 2024	Q3 2024	$1.5M
5	Acquire FAA "permission to launch"	Q3 2024	Q4 2025	$5.0M
6	Secure position on authorized vendor list for major government body.	Offering Completion	Offering Completion +12 months	$0.7M

_________________________
Notes:

(1) The Company intends to allocate up to approximately $7.315M of the funds from this Offering to acquire the Platform II Aircraft, and intends to seek additional capital, through debt, equity, government funding or a any combination of the foregoing. If the Company is unable to secure additional funding, it may use additional capital from its working capital reserves to fund the acquisition of the Platform II Aircraft.

(2) The Company expects the funding for the expansion of Starfighters Spaceport II to Midland Texas to be funded primarily by the Texas State Government. There is no formal agreement for such funding at this time, and if such funding is not secured, the Company may not pursue this expansion plan.

We will continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Subsequent Events

The Company has had no material subsequent events from the year ended December 31, 2023.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that raise substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its operating expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing during the year ended December 31, 2023 and thus far in the year ended December 31, 2024, there can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Relaxed Ongoing Reporting Requirements

Regulation A provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies," including but not limited to:

  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

  taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

  being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

  being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an "emerging growth company", we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, though if the market value of our Common Stock held by non-affiliates exceeds $700 Million, we would cease to be an "emerging growth company."

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth our executive officers and directors as of the date of this Offering Circular:

Name	Position	Age	Term in Office	Approximate Hours per Week for Part Time Employees
Rick Svetkoff	President, Chief Executive Officer, Director, and Executive Chairman	71	Since September 9, 2022	Full Time
Tim Franta	Director and VP Development	60	Since October 18, 2022	Full Time
David Whitney	Chief Financial Officer	42	Since January 1, 2024	Full Time
Austin Thornberry	Director	30	Since October 18, 2022	N/A
Frostee Rucker	Director	40	Since October 18, 2022	N/A
Sean Bromley	Director	34	Since October 18, 2022	N/A

Business Experience

Rick Svetkoff - President, Chief Executive Officer, Director, and Executive Chairman

Mr. Svetkoff, a former US Navy pilot, is the President and CEO of Starfighters. After leaving the Navy, he served as a Captain at Continental Airlines (now United Airlines), where he flew the B727, MD80, B757, and B767. Shortly after starting with Continental, in 1996, Mr. Svetkoff purchased a Lockheed F-104 and began flying at airshows and founded Starfighters, Inc. (a predecessor to the Company). He then acquired a fleet of the jets for a three-aircraft Starfighters Demonstration team. Ultimately, he envisioned this Lockheed F-104 fleet as the core asset of a small, fast reacting aerospace company for a wide range of missions. In 2006, NASA invited the Company to establish a presence at the Kennedy Space Center, and it signed a permanent agreement in 2009. Mr. Svetkoff has served as the Company's President, Chief Executive Officer and a director since the inception of its predecessor, Starfighters, Inc., in 1996, and has grown it into what the Company believes to be the largest commercial squadron of supersonic-capable aircraft in the world.

Tim Franta - Director and VP Development

Mr. Franta has been the Vice President of Development for Starfighters since September 2022. He is currently developing the smallest rocket capable of making it to low earth orbit by using a Lockheed F-104 as the launch platform. Mr. Franta has served in many technology and policy leadership roles. Prior to Starfighters, Mr. Franta was the deputy director of Energy Florida based in Cape Canaveral from October 2018 to September 2022 and Director of Special Projects from 2012 to October 2018. He specialized in space and energy business development by translating financial and physical requirements into fundable business plans. Mr. Franta is also an expert at coordinating public policy with private and governmental financing for mutually beneficial projects. Previously, Mr. Franta has worked for the Florida Legislature and was chief of staff for the Florida Space Authority. He was instrumental in drafting space transportation legislation which was considered and eventually adopted by the Florida Legislature, managed two launch pads and helped fund more than $300 million of space and ground infrastructure.

David Whitney - Chief Financial Officer

Mr. Whitney has served as Starfighters Space, Inc.'s Chief Financial Officer since January 2024.  Mr. Whitney has been serving as a Finance Executive for technology companies for the past 10 years with both private and public companies.  From November 2016 to May 2020 Mr. Whitney served as the Chief Financial Officer for RentMoola Payment Solutions Inc. ("RentMoola").  From September 2018 to January 2020 he also served on the Board of Directors for RentMoola.  During his tenure at RentMoola, Mr. Whitney oversaw the financing and accounting divisions at the Company; he was responsible for all capital raises which included a Series A, and retail investments.  From May 2020 to September 2022 he served as Chief Financial Officer for Property Vista Software Inc. ("Property Vista").  At Property Vista, Mr. Whitney was responsible for the finance and accounting office at the Company and was responsible for all capital and debt solutions while employed there.  From September 2022 to December 2023 Mr. Whitney was Chief Financial Officer for a large Canadian independent film studio, BRON Studios.  Mr. Whitney had a team of over 60 finance and account staff and was responsible for over $500MM in film and investment assets.  Mr. Whitney is a CPA (CA) designated in British Columbia Canada, articling in public practice at Ernst & Young LLP.  Mr. Whitney has won several distinguished awards in his field including Ernst & Youngs '40 Under 40' award for Western Canada.  Mr. Whitney has a Bachelor of Business Administration minoring in Advanced Accounting from the British Columbia Institute of Technology.

Austin Thornberry - Director

Mr. Thornberry is a seasoned finance professional with a background in advising new companies in the venture capital market. Mr. Thornberry is currently the Chief Financial Officer of Three Sixty Solar Ltd. (since August 2022), a company focused on innovative solar equipment supply to the global marketplace, and of UniDoc Health Corp. (since February 2024), a company bringing an innovative telehealth solution to underserved areas, where he is responsible for the companies' financial reporting, budgeting and overseeing compliance procedures. He brings extensive experience working with high-growth companies across numerous industries through his past work in the Technology & Innovation banking group at the Bank of Montreal from March 2020 to May 2021 and as an auditor in the financial services arm of Ernst & Young October 2017 to March 2020, advising on multiple capital markets transactions. Mr. Thornberry has since worked as an independent business consultant, splitting his time working in Toronto, Ontario and Vancouver, British Columbia. He obtained his Bachelor of Commerce at McGill University and has held the CPA, CA, designation since 2019.

Frostee Rucker - Director

Mr. Rucker is a two-time National Champion with University of Southern California (USC) (2003 | 2004), all Pac 10 player, and 13-year NFL veteran; having played for four franchises over his lengthy career (Bengals, Browns, Cardinals, and Raiders).  After retiring in 2018 from professional sports, he has dove into the world of entrepreneurship.  He is a found and partner of Blinc Games (2017) and King City Gardens (2022), has curated and created the Active Legends apparel line, and owns and operates Stay Ready Football under his non-profit, Frostee's Challenge.  Mr. Rucker has been the VP of Sports & Entertainment for a private investment firm, Fortuna Advisors, since May 2022, for which he facilitates introductions to his extensive network of professionals, athletes, and celebrities, and identifies and negotiates potential business opportunities. Mr. Rucker graduated in 2006 from USC with a Bachelor's of Sociology degree.

Sean Bromley - Director

Mr. Bromley is a self-employed independent consultant to private and public companies and has significant experience in consulting and advising early-stage companies. As a former investment advisor, Mr. Bromley also brings considerable capital markets and financing expertise to the Company. He has been working as an investment consultant for the past 7 years and currently serves as a director and consultant for multiple public and private companies including The Vurger Co Ltd. (Since March 2022), Modern Mining Technology Corp. (since September 2021), Promino Nutritional Sciences Inc. (since August 2020), Bolt Metals Corp. (since October 2017) White Gold Corp. (since November 2015), and Apollo Silver Corp. (since August 2015). As a consultant, Mr. Bromley assists companies with corporate strategy, the identification of potential targets for mergers and acquisitions and the negotiation of transaction agreements, capital raising and making introductions to potential business partners. Mr. Bromley holds a Bachelor of Commerce degree with specialization in Finance from the University of Calgary in Alberta, Canada. He also studied at The Hong Kong University of Science and Technology in 2012.

Involvement in Certain Legal Proceedings

Except as set forth below, to our knowledge, none of our current directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Sean Bromley and Austin Thornberry, directors of the Company, were directors of The Vurger Co. Ltd. ("Vurger") when a Notice of Administrator's Appointment with respect to Vurger was filed with the United Kingdom's Companies House in accordance with Rule 3.27 of the Insolvency (England & Wales) Rules 2016 and paragraph 46(4) of Schedule B1 to the Insolvency Act 1986 in April 2023. As of March 2024, Vurger was still undergoing insolvency proceedings, leading to a "pre-packaged" administration sale of its assets which was announced on May 5, 2023.

Except as set forth above and in our discussion below in "Security Ownership of Management and Principal Stockholders - Transactions with Related Persons," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company's fiscal year ended December 31, 2023, the Company paid the following cumulative salaries to their executive officers:

Name	Capacities in which compensation is received	Cash Compensation $	Other Compensation $	Total Compensation $
Rick Svetkoff	Chief Executive Officer	$232,000	nil	$232,000
Olga Balanovskaya(1)	Former Chief Financial Officer	$56,250	nil	$56,250
Tim Franta	VP Development	$92,000	nil	$92,000

Notes:

(1) Ms. Balanovskaya resigned as Chief Financial Officer effective November 1, 2023. Mr. Whitney, the Company's current Chief Financial Officer, was appointed effective January 1, 2024.

Consulting Agreements

We have entered into consulting agreements with the following executive officers, directors, employees, and consultants. We may enter into additional employment agreements with other key executives, directors, employees, and consultants in the future.

Austin Thornberry

Austin Thornberry, a director of the Company, entered into a consulting agreement with the Company dated February 1, 2023. Pursuant to the terms and conditions of the agreement, Mr. Thornberry will provide the Company with the following services: (i) assisting with required financial statement review and audit, (ii) providing capital markets, corporate finance and advisory advice in connection with private placement and public offerings by the Company, (iii) reviewing potential business development opportunities of the Company, and (iv) performing such other duties as may be requested by the Company from time to time and agreed to by Mr. Thornberry. As consideration for the provision of the services, the Company will pay Mr. Thornberry a base fee of $200 per hour, plus applicable taxes, on a monthly basis. The Company will also reimburse Mr. Thornberry for pre-approved expenses.

The Company's engagement of Mr. Thornberry as a consultant commenced on February 1, 2023, and will continue for a period of twelve (12) months, unless the agreement is terminated in accordance with its terms. Following the initial twelve (12) month term the agreement will continue on a month-to-month basis. The Company may terminate the agreement at any time for cause by providing Mr. Thornberry written notice. Additionally, either Mr. Thornberry or the Company may terminate the agreement upon at least thirty (30) days' prior written notice provided that the Company may elect to terminate the Mr. Thornberry at any time by paying Mr. Thornberry the fees he would have been entitled to receive over the thirty (30) day notice period in lieu of such notice.

Sea Island Consulting Ltd.

Sea Island Consulting Ltd. ("Sea Island"), a company wholly-owned and controlled by David Whitney, entered into a consulting agreement with the Company dated January 1, 2024. Pursuant to the terms and conditions of the agreement, David Whitney will perform the services of Chief Financial Officer of the Company for monthly compensation of $4,250 per month. Pursuant to the consulting agreement, the Company has agreed to grant Sea Island the following Options pursuant to the 2023 Stock Incentive Plan:

  100,000 Options with an exercise price equal to $3.59, 1/6 of which shall vest on the first day of each calendar month following January 1, 2024, provided that the consulting agreement remains in force on each applicable date of vesting; and
  150,000 contingent Options with an exercise price equal to $3.59, which shall vest on July 1, 2024, provided that the Board approves the vesting on July 1, 2024, in the Board's sole discretion.

The Options and any underlying Common Stock will be subject to a six-month escrow period (or such longer period as may be required by the Company's selling agent or underwriter ) from the date of the Company completes an initial public offering, or the Common Stock are otherwise listed on a recognized stock exchange in the United States.

The Company's engagement of Sea Island commenced on January 1, 2024, and will continue indefinitely on a month-to-month basis until the agreement is terminated in accordance with its terms. The Company may terminate the agreement at any time for cause by providing Sea Island written notice. Additionally, either Sea Island or the Company may terminate the agreement upon at least thirty (30) days' prior written notice.

Rick Svetkoff

We currently do not have a written employment or consulting agreement with our CEO, Rick Svetkoff. Prior to the inception of the Company in September 2022, Mr. Svetkoff was the sole director, officer and shareholder of the predecessors to the Company. Mr. Svetkoff's compensation was historically determined based on available funds from operations. Following completion of this Offering, the Company intends to undertake a compensation review for Mr. Svetkoff, and other key members of management, and enter into a formal executive employment or consulting agreement with him.

Board of Directors

The Company's Board currently consists of five (5) directors.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole, along with the Company's audit committee, which also provides risk oversight in respect of its areas of concentration and reports material risks to the Board for further consideration.

Term of Office

Officers hold office until his or her successor is appointed. Directors are appointed or elected at the annual meeting of stockholders and, upon the directors election, will hold office until the Company's next annual meeting or until he or her successor is elected and qualified.

Director Independence

We use the definition of "independence"  of The NASDAQ Stock Market, LLC to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company's Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

  the director is, or at any time during the past three years was an employee of the Company;

  the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

  the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions;

  the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

  the director or a family member of the director is a current partner of the company's outside auditor, or at any time during the past three years was a partner or employee of the company's outside auditor, and who worked on the company's audit.

Under such definitions, Messrs. Thornberry, Rucker and Bromley are independent directors.  Since our Common Stock are not currently quoted or listed on any national exchange or inter-dealer quotation system with a requirement that a majority of our directors be independent, the Company is not subject to any director independence requirements.

Audit Committee

The Audit Committee is governed by and operates under an Audit Committee Charter that was adopted by the Board of Directors on April 17, 2024, and which Audit Committee was established on the same date. The Company's Audit Committee consists of Austin Thornberry (chair), Frostee Rucker and Sean Bromley. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company.

The Audit Committee is responsible for, among other things:

  ensuring, through discussion with management and the external auditors, that the Company's annual and interim financial statements (individually and collectively, the "Financial Statements"), as applicable, present fairly in all material respects the financial conditions, results of operations and cash flows of the Company as of and for the periods presented;

  reviewing and recommending for approval to the Board, the Company's financial statements, accounting policies that affect the financial statements, annual MD&A and any associated press release(s);

  reviewing significant issues affecting financial reports;

  monitoring the objectivity and credibility of the Company's financial reports;

  considering the effectiveness of the Company's internal controls over financial reporting and related information technology security and control;

  reviewing with auditors any issues or concerns related to any internal control systems in the process of the audit;

  reviewing with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting;

  overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing such other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting; and

  taking such other actions within the general scope of its responsibilities as the Audit Committee shall deem appropriate or as directed by the Board.

Director Compensation

The Company currently pays each of its directors cash fees in the amount of $2,000 per month for their services as members of the Board. Additionally, the Company previously paid Sean Bromley additional cash fees in the amount of $4,000 per month as consideration for Mr. Bromley's services as Chair of the Board. On June 3, 2024, Sean Bromley resigned as Chair of the Board and Rick Svetkoff was appointed as Executive Chairman. The Company does not pay Mr. Svetkoff additional compensation to act as Executive Chairman. During the Company's fiscal year ended December 31, 2023, the Company paid an aggregate of $168,000 in cash fees to its five (5) directors.

Certain Relationships

There are no familial relationships among any of our directors or officers.

Director Indemnification

The Company has entered into indemnity agreements ("Indemnity Agreement") with each of Austin Thornberry, Frostee Rucker, Sean Bromley, and Tim Franta (collectively, the "Indemnified Directors" and each an "Indemnified Director"). Pursuant to the terms and conditions of each Indemnity Agreement, the Company has agreed to indemnify each of the Indemnified Directors who is a party to or witness, or is threatened to be made a party or witness, in any pending or completed action, suit, claim or other proceeding, whether civil, criminal, administrative, investigative, legislative or any other type, due to (i) an event related to the Indemnified Director's service as a director, or (ii) by reason of anything done or not done by the Indemnified Director.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table shows the beneficial ownership of our Common Stock, as of the date of this Offering Circular, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers and management as a group. As of the date of this Offering Circular, there were 16,720,200 shares of Common Stock issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Name and Position of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering(1)
	Number	Percent	Number	Percent
Rick Svetkoff President, Chief Executive Officer, and Director	14,170,000	84.7%	14,170,000	53.5%
Directors and Executive Officers as a Group	14,340,000	85.3%	14,900,000(2)	54.9%

Notes:

(1) Assuming that our current officers and directors will not acquire any additional Common Stock as part of this Offering.

(2) This figure assumes that 560,000 warrants held by directors that will vest on September 15, 2024, have vested.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Related Persons

The Company's related parties consist of the Company's directors and officers, members of the Company's management and its principal stockholders, any promoters, and any immediate family members of the aforementioned persons. The Company and its subsidiaries have entered into the following transactions with related parties:

  On August 14, 2010, Starfighters International issued a promissory note to RLB, a company owned by Brenda Svetkoff, the spouse of Rick Svetkoff, with the principal sum of $865,000. The principal sum is non-interest bearing and there is no set date for repayment and is due on demand.

  On August 14, 2010, Starfighters International issued a promissory note to Rick Svetkoff, the President, Chief Executive Officer a Director of the Company, with the principal sum of $865,000. Starfighters International has partially repaid this promissory note and the outstanding principal sum is currently $235,050. The principal sum is non-interest bearing and there is no set date for repayment and is due on demand.

  On August 15, 2018, SFI issued a promissory note to William Svetkoff, the brother of Rick Svetkoff, the President, Chief Executive Officer a Director of the Company, with the principal sum of $110,000. The principal sum was non-interest bearing. SFI has repaid this promissory note.

  On October 1, 2021, Starfighters International entered into an Asset Purchase Agreement, as amended on December 29, 2023, with Hypersonic Group Inc., a company which is 50% owned by Rick Svetkoff, pursuant to which Starfighters International agreed to purchase 22 J79-19 jet engines for aggregate consideration of $2,200,000. To date, SFI has paid an aggregate of $800,000 of the total purchase price.

  On January 1, 2022, Starfighters International entered into an Equity Purchase Agreement with Rick Svetkoff pursuant to which Starfighters International acquired a 100% interest in SFI from Rick Svetkoff in exchange for consideration of $1.00.

  On January 1, 2022, Starfighters International entered into an Asset Transfer Agreement with RLB, a company owned by Brenda Svetkoff, the spouse of Rick Svetkoff, pursuant to which Starfighters International acquired certain asset from RLB in exchange for consideration of $1.00.

  On August 1, 2022, SFI issued a promissory note to Rick Svetkoff, the President, Chief Executive Officer a Director of the Company, with the principal sum of $475,150. The principal sum is non-interest bearing and there is no set date for repayment and is due on demand.

  On September 9, 2022, the Company entered into an Equity Exchange Agreement with Rick Svetkoff pursuant to which the Company acquired a 100% interest in Starfighters International in exchange for 15,000,000 shares of common stock in the capital of the Company.

  On September 1, 2022 and on October 1, 2022, the Company entered into Consulting Agreements with Fortuna Advisors Ltd., as a promoter for the Company, through each of Fortuna Investment Corp. ("FIC") and F2 Florida, LLC ("F2"), respectively, whereby each of FIC and F2 have agreed to (i) provide capital markets, corporate finance and advisory advice in connection with an initial public offering, (ii) review potential business development opportunities of the Company, and (iii) perform such other duties as may be requested by the Company from time to time and agreed to by FIC or F2, as applicable, in exchange for a fee of $7,500 per month plus applicable taxes to each of FIC and F2 and reimbursement of pre-approved expenses incurred by each of FIC and F2. The Company paid aggregate fees of $150,000 and $30,000 to FIC, and $97,000 and $22,500 to F2, during the years ended December 31, 2023 and December 31, 2022, respectively.

  On September 15, 2022, 1129925 BC Ltd., a company controlled by Sean Bromley, a director of the Company, subscribed for and was issued 500,000 2022 Warrants for subscription proceeds of $5,000.

  On September 15, 2022, Austin Thornberry, a director of the Company, subscribed for and was issued 50,000 2022 Warrants for subscription proceeds of $500.

  On September 15, 2022, Frostee Rucker, a director of the Company, subscribed for and was issued 10,000 2022 Warrants for subscription proceeds of $100.

  On November 18, 2022, Sean Bromley, a director of the Company, subscribed for and was issued 30,000 shares of Common Stock for subscription proceeds of $15,000.

  On November 18, 2022, Austin Thornberry, a director of the Company, subscribed for and was issued 20,000 shares of Common Stock for subscription proceeds of $10,000.

  On November 18, 2022, Frostee Rucker, a director of the Company, subscribed for and was issued 20,000 shares of Common Stock for subscription proceeds of $10,000.

  On November 18, 2022, William Svetkoff, a sibling of Rick Svetkoff, subscribed for and was issued 200,000 shares of Common Stock for subscription proceeds of $100,000.

  On February 1, 2023, the Company entered into a Consulting Agreement with Austin Thornberry, a director of the Company, whereby Mr. Thornberry agreed to provide the following services: (i) assisting with required financial statement review and audit, (ii) providing capital markets, corporate finance and advisory advice in connection with private placement and public offerings by the Company, (iii) reviewing potential business development opportunities of the Company, and (iv) performing such other duties as may be requested by the Company from time to time and agreed to by Mr. Thornberry. As consideration for the provision of the services, the Company will pay Mr. Thornberry a base fee of $200 per hour, plus applicable taxes, on a monthly basis. The Company will also reimburse Mr. Thornberry for pre-approved expenses. During the year ended December 31, 2023, the Company incurred an expense of $49,500 to this related party.

  During the year ended December 31, 2023, the Company paid an aggregate of $54,000 in consulting fees to RLB, a company controlled by Brenda Svetkoff, the spouse of Rick Svetkoff, for bookkeeping and administrative services provided to the Company.

  The Company paid fees related to their performance of their director role within the Company of $168,000 and $20,000, during the periods ended December 31, 2023 and December 31, 2022, respectively.  The fees were paid to Rick Svetkoff ($24,000 in 2023 and $Nil in 2022), Tim Franta ($24,000 in 2023 and $Nil in 2022), Sean Bromley ($72,000 in 2023 and $12,000 in 2022), Austin Thornberry ($24,000 in 2023 and $4,000 in 2022) and Frostee Rucker ($24,000 in 2023 and $4,000 in 2022).

  The Company paid consulting fees related to their performance of executive or management roles within the Company of $380,250 and $16,875, during the period ended December 31, 2023 and December 31, 2022, respectively.  The consulting fees were paid to Rick Svetkoff ($232,000 in 2023 and $Nil in 2022), Tim Franta ($92,000 in 20223 and $Nil in 2022) and Olga Balanovskaya ($56,250 in 2023 and $16,875 in 2022).

As of December 31, 2023, the Company owed $50,500 in accounts payable and accrued liabilities to related parties.

Review, Approval and Ratification of Related Party Transactions

Prior to April 17, 2024, we had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s) and director(s). On April 17, 2024, we adopted an Audit Committee Charter and appointed an Audit Committee, which the Audit Committee is required to review and approve all material related party transactions in advance. In addition, our Board of Directors reviews any proposed transaction involved a related party and considers whether such transactions are fair and reasonable and in the Company's best interest.

SECURITIES BEING OFFERED

The following is a summary of the rights of our Common Stock as provided in the Company's Certificate of Incorporation and Bylaws. For more detailed information, please see the Certificate of Incorporation and Bylaws which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company's Certificate of Incorporation authorizes the issuance of 200,000,000 shares of Common Stock with $0.00001 par value per share of Common Stock.

Rights Attaching to the Common Stock

Voting Rights

Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of Common Stock held by such stockholder which has voting power upon the matter in question. In all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the Certificate of Incorporation or the Bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds.

Rights upon Liquidation

In the event of liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Other Rights

No holders of Common Stock will be entitled to pre-emptive, conversion, or subscription rights contained in the Certificate of Incorporation or Bylaws. There are no redemption or sinking fund provisions applicable to the Common Stock.

Stockholder Meetings

The Company's Bylaws provide that:

  meetings of stockholders can be held at any plan, within or outside the State of Delaware, as determined by the Board. Meetings may also instead be held solely by means of remote communication;
  the Company may not be required to hold an annual meeting of stockholders, provided that (i) the stockholders take action by written consent to elect directors, and (ii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual general meeting held at the effective time of such action are vacant and filled by such action;
  when stockholders are required to take action at a meeting, a written notice of the meeting which states the place, date and time, and the means of remote communication (if any), and such notice must be given not less than 10 nor more than 60 days before the date of the meeting must be given to each stockholder entitled to vote at such meeting;
  at each meeting of stockholders, the presence in person or by proxy of stockholders having a majority of the votes which could be cast by the stockholders of all outstanding Common Stock entitled to vote at the Meeting shall be necessary and sufficient to constitute a quorum; and
  for the purpose of determining stockholders entitled to receive notice of or vote at meetings of stockholders, the Board may fix a record date which shall not be more than sixty days nor less than ten days before the date of such meeting.

Fully Paid and Non-assessable

All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be duly authorized, validly issued, fully paid and non-assessable.

Resale Restrictions

The Common Stock will be transferable following the termination of any transfer hold periods under applicable law. Purchasers under this Offering should consult with their own professional advisers with respect to restrictions on the transferability of the securities offered hereunder.

Warrants

As of the date of this Offering Circular, the Company had issued 18,150,000 Warrants outstanding, each of which is exercisable to acquire one (1) Warrant Share at a price of $0.33 per Warrant Share for a period of four (4) years following the Vesting Date.

Convertible Debentures

As of the date of this Offering Circular, the Company had Debentures in the principal amount of $7,089,400 outstanding. The Debentures were issued in six separate tranches, being a first tranche of $4,413,400 closed on February 24, 2023, a second tranche of $804,100 closed on July 14, 2023, a third tranche of $448,000 closed on September 15, 2023, a fourth tranche of $680,500 closed on December 28, 2023, a fifth tranche of $501,400 closed on May 17, 2024, and a sixth tranche of $242,000 closed on August 15, 2024 . The Debentures bear interest at five percent (5%) per annum and secured by the assets of the Company pursuant to the Security Agreement. The Debentures are due on the Maturity Date, being February 24, 2025. The Debentures are governed by the Indenture. The Indenture provides that in the event of a Public Listing, the principal amount of the Debentures plus any accrued and unpaid interest thereon will automatically convert into Common Stock at a conversion price equal to the lessor of (i) a 40% discount to the price per security of the Company’s initial public offering in the event of a Public Listing, and (ii) $4.00, and such Common Stock issued will be subject to a six (6) month hold period from the completion of the Public Listing, or such other length of time as may be determined by the Company at the time of the Public Listing.

The Company intends to apply to have its Common Stock listed on the Nasdaq Stock Exchange following completion of this Offering, which would constitute a Public Listing under the Indenture. However, as of the date of this Circular, the Company has not made an application to have its Common Stock listed on the Nasdaq and does not otherwise have any agreement to complete a Public Listing, and there is no assurance that it will do so. Further, if such application is made, there is no assurance that it will be approved or that the Common Stock will be listed on the Nasdaq or another national securities exchange on or before the Maturity Date, or at all. The Company may seek the approval of the holders of the Debentures to extend that Maturity Date, but there is no assurance the holders of the Debentures will approve any such extension. If the Company has not completed a Public Listing by the Maturity Date and if the Maturity Date is not extended, the Company will be required to repay the outstanding principal amount of the Debentures plus accrued interest on the Maturity Date. See "Capitalization."

2023 Stock Incentive Plan

On October 27, 2023, the Board authorized, confirmed and approved the adoption of a new stock incentive plan, being the Company's "2023 Stock Incentive Plan" (the "2023 Stock Incentive Plan"), under which up to 4,000,000 Common Stock may be issued pursuant to awards that may be granted under the 2023 Stock Incentive Plan. The 2023 Stock Incentive Plan is administered by the Board, the Company's compensation committee, or any other committee appointed by the Board to administer the 2023 Stock Incentive Plan, whom shall determine, among other things: (i) the persons to be granted awards under the 2023 Stock Incentive Plan; (ii) the number of shares of Common Stock or amount of other awards to be granted; and (iii) the terms and conditions of the awards granted. The Company may issue stock options, stock appreciation rights ("SARs"), restricted stock, unrestricted stock, restricted stock units, deferred stock units or other right or benefit under the 2023 Stock Incentive Plan. As indicated above, an aggregate of 4,000,000 shares of Common Stock may be issued pursuant to the grant of awards under the 2023 Stock Incentive Plan.

An award may not be exercised after the termination date of the award and may be exercised following the termination of an eligible participant's continuous service only to the extent provided by the administrator under the 2023 Stock Incentive Plan. If the administrator under the 2023 Stock Incentive Plan permits a participant to exercise an award following the termination of continuous service for a specified period, the award terminates to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever occurs first. In the event an eligible participant's service has been terminated for "cause", they shall immediately forfeit all rights to any of the awards outstanding.

The 2023 Stock Incentive Plan includes the following best practice provisions to reinforce the alignment between stockholders' interests and equity compensation arrangements. These provisions include, but are not limited to:

  No discounted awards: the exercise price of an award must not be lower than 100% of the fair market value of the Common Stock on the stock exchange or system on which the shares are traded or quoted at the time the award is granted;

  No buyout without stockholder approval: outstanding options or SARs may not be bought out or surrendered in exchange for cash unless stockholder approval is received;

  No repricing without stockholder approval: the Company may not, without stockholder approval, reprice an award by reducing the exercise price of a stock option or exchanging a stock option for cash, other awards or a new stock option with a reduced exercise price;

  Minimum vesting requirements for "full-value" awards: except in the case of an award granted in substitution and cancellation of an award granted by an acquired organization and shares delivered in lieu of fully vested cash awards, any equity-based awards granted under the 2023 Stock Incentive Plan will have a vesting period of not less than one year from the date of grant; provided, however, that this minimum vesting restriction will not be applicable to equity-based awards not in excess of 5% of the number of shares of Common Stock available for grant under the 2023 Stock Incentive Plan. For avoidance of doubt, the foregoing restrictions do not apply to the Board's discretion to provide for accelerated exercisability or vesting of any award in case of death or disability. The treatment of awards in connection with a change of control are described below;

  No accelerated vesting of outstanding unvested awards and double-trigger change of control requirements: no acceleration of any unvested awards shall occur except in the case of the death or disability of the grantee or upon a change of control. In this respect the 2023 Stock Incentive Plan requires a "double-trigger" - both a change of control and a qualifying termination of continuing services - to accelerate the vesting of awards. In connection with a change in control, time-based awards shall only be accelerated if the awards are not assumed or converted following the change in control and performance based awards shall only be accelerated: (i) to the extent of actual achievement of the performance conditions; or (ii) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual level achievement. In connection with vesting of outstanding awards following a qualifying termination after a change in control (i.e., double-trigger vesting), the same conditions set forth in the preceding sentence will apply;

  No dividends for unvested awards: holders of any awards which have not yet vested are not entitled to receive dividends, however, dividends may be accrued and paid upon the vesting of such awards;

  No liberal share recycling: Common Stock issued under the 2023 Stock Incentive Plan pursuant to an award, or Common Stock retained by or delivered to the Company to pay either the exercise price of an outstanding stock option or the withholding taxes in connection with the vesting of incentive stock awards or SARs, and Common Stock purchased by the Company in the open market using the proceeds of option exercises, do not become available for issuance as future awards under the 2023 Stock Incentive Plan;

  Transferability: the awards granted under the 2023 Stock Incentive Plan generally may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution to a grantee's spouse, former spouse or dependent pursuant to a court-approved domestic relations order which relates to the provision of child support, alimony payments or marital property rights

  No automatic grants: the 2023 Stock Incentive Plan does not provide for automatic grants to any eligible participant; and

  No evergreen provision: the 2023 Stock Incentive Plan does not provide for an "evergreen" feature pursuant to which the Common Stock authorized for issuance under the 2023 Stock Incentive Plan can be automatically replenished.

The foregoing summary of the 2023 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2023 Stock Incentive Plan; a copy of which is filed as Exhibit 6.20 to this Offering Circular.

As of the date of this Offering Circular, the Company does not have any Options outstanding. However, the Company is contractually obligated to issue 250,000 Options to an officer of the Company at or prior to the commencement of the Offering, each of which will be exercisable to acquire one (1) Option Share at a price equal to the Offering Price per Option Share for a period of two (2) years from the date of issuance. See "Compensation of Executive Officers"
- "Consulting Agreements."

Exclusive Forum

Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our Common Stock is deemed to have received notice of and consented to the foregoing provisions.

Penny Stock Regulation

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Stock immediately following this Offering may be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Common Stock in the secondary market.

Absence of Public Market

The Company, which currently has ~40 stockholders, is an alternative reporting company under Regulation A, Tier 2 of the Securities Act. There is no public trading market for the Common Stock of the Company. The Company currently expects, as an alternative reporting company, to qualify its Common Stock for quotation or listing on NASDAQ, NYSE or OTCQB/QX (the Over the Counter Markertplace) or other secondary market for which the Company's Common Stock may then qualify in the discretion of the Board. (See "Risk Factors" starting on page 10).

ADDITIONAL INFORMATION ABOUT THE OFFERING

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to "accredited investors" under Rule 501(a) of Regulation D under the Securities Act and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii) You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

(v) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (Investment Company Act), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

(viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This Offering will start on the date on which the SEC initially qualifies this Offering Statement and will terminate on the Termination Date.

Procedures for Subscribing

If you decide to subscribe for our Common Stock in this Offering, you should:

(i) Electronically receive, review, execute and deliver to us a Subscription Agreement; and

(ii) Deliver funds directly to the Escrow Agent via bank wire transfer (pursuant to the wire transfer instructions set forth in our Subscription Agreement) or electronic funds transfer via wire transfer or via personal check mailed to the Escrow Agent, at Enterprise Bank & Trust, 150 N Meramec Ave Clayton, MO 63105.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such Subscription Agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed Subscription Agreement and the funds required under the Subscription Agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a Subscription Agreement, we will countersign the Subscription Agreement and issue the shares subscribed at closing. Once you submit the Subscription Agreement, you may not revoke or change your subscription or request your subscription funds. All submitted Subscription Agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase our Common Stock and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company's satisfaction, that such investor is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

EXPERTS

Our audited financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023 and 2022 included in this Offering Circular have been audited by Adeptus Partners, LLC, independent registered pubic accounting firm as set forth in its report, which report contains an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern, and included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the shares of Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

PART F/S

INDEX TO FINANCIAL STATEMENTS

STARFIGHTERS SPACE, INC.

STARFIGHTERS SPACE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Starfighters Space, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starfighters Space, Inc. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes and stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss from operations, negative cash flows from operations, and an accumulated deficit and that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

/s/ Adeptus Partners, LLC

PCAOB ID: 3686

Ocean, New Jersey

April 15, 2024

STARFIGHTERS SPACE, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 and 2022

	2023	2022
Assets

Current assets
Cash	$1,694,109	$2,224,011
Short-term investments	288,110	-
Accounts receivable	-	90,000
Due from related parties	4,074	2,434
Prepaid expenses	154,440	24,939
Total current assets	2,140,733	2,341,384

Right of use assets - operating lease, net	319,715	386,345
Property, plant, and equipment, net	18,412	30,688
Long-term deposits	1,152,532	502,532
Total assets	$3,631,392	$3,260,949

Liabilities and Stockholders' Deficit

Current liabilities
Accounts payable and accrued liabilities	$476,562	$392,756
Deferred income	397,000	85,000
Lease liability	75,801	77,458
Interest payable	59,929	21,181
Convertible debentures not yet issued	-	2,282,340
Notes payable	135,532	10,276
Related party notes payable	1,675,200	1,922,700
Total current liabilities	2,820,024	4,791,711

Notes payable	1,300,469	1,425,725
Convertible debentures, net	4,776,407	-
Derivative liability	2,416,863	-
Lease liability - non-current	253,917	329,718
Total liabilities	$11,567,680	$6,547,154

Commitments and contingencies - see Note 13

Stockholders' Deficit
Common stock, $0.00001 par value, 200,000,000 shares authorized; 16,720,200 issued and outstanding as of December 31, 2023 and 2022	167	167
Additional paid-in-capital	1,041,583	1,010,083
Accumulated deficit	(8,978,038)	(4,296,455)
Total stockholders' deficit	(7,936,288)	(3,286,205)
Total liabilities and stockholders' deficit	$3,631,392	$3,260,949

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

	2023	2022

Operating expenses
Advertising and promotion	$304,543	110,412
Bank and interest charges	913	1,722
Business development	360,000	120,000
Consulting fees	907,215	151,875
Contract labour and fuel	494,675	466,771
Custom fees	6,416	1,588
Depreciation	12,276	20,461
Directors fees	168,000	28,000
Flight training	-	5,884
Insurance	83,630	64,439
Licenses	501	1,351
Management fees	232,000	-
Office and administrative	137,178	64,795
Professional fees	462,989	225,985
Rent expense	210,893	137,538
Repairs and maintenance	102,714	88,890
Travel and entertainment	598,833	313,265
Vehicle	3,295	8,241
Total operating expenses	(4,086,071)	(1,811,217)

Other income (expense)
Amortization of debt discount	(656,524)	-
Change in fair value of derivative liability	(64,261)	-
Other income	349,330	824,885
Interest expense	(266,098)	(28,362)
Interest income	50,419	1,598
Exchange loss	(8,378)	(3,488)

Net loss	$(4,681,583)	$(1,016,584)

Weighted average number of shares - Basic and diluted	16,720,000	15,392,334

Loss per share - Basic and diluted	$(0.28)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

	Common Stock

	Number of Shares	Amount	Additional Paid-In- Capital	Deficit	Total Stockholders' Deficit
Balance, January 1, 2022	15,000,000	$150	$-	$(3,279,871)	$(3,279,721)
Issuance of common shares	1,720,200	17	860,083	-	860,100
Issuance of warrants			150,000	-	150,000
Net loss	-	-	-	(1,016,584)	(1,016,584)
Balance, December 31, 2022	16,720,200	167	1,010,083	(4,296,455)	(3,286,205)

Issuance of warrants	-	-	31,500	-	31,500
Net loss	-	-	-	(4,681,583)	(4,681,583)
Balance, December 31, 2023	16,720,200	$167	$1,041,583	$(8,978,038)	$(7,936,288)

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

	2023	2022

Cash flows used in operating activities
Net loss	$(4,681,583)	$(1,016,584)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	12,276	20,461
Amortization of ROU asset	66,630	34,655
Unrealized gain on short-term investment	(9,834)	-
Amortization of debt discount	656,524	-
Change in fair value of derivative liability	64,261	-

Changes in operating assets and liabilities:
Accrued interest	251,739	(284)
Accounts receivable	90,000	(90,000)
Accounts payable and accrued liabilities	83,806	384,525
Due to related parties	(1,640)	(60,576)
Prepaid expenses	(129,501)	(1,927)
Deferred income	312,000	22,100
Lease liability	(77,458)	(13,824)
Net cash used in operating activities	(3,362,780)	(721,454)

Cash flows used in investing activities
Additions to long-term deposits	(650,000)	(502,532)
Purchase of property and equipment	-	(51,149)
Purchase of short-term investments	(278,276)	-
Net cash used in investing activities	(928,276)	(553,681)

Cash flows provided by financing activities
Proceeds from related party loans	-	300,000
Proceeds from debentures not yet issued	-	2,282,340
Repayment of related party loans	(247,500)	(213,606)
Proceeds from convertible debenture	4,063,660	-
Repayment of notes payable	-	(150,000)
Debt issuance costs	(86,506)	-
Proceeds from private placements	-	860,100
Proceeds from exercise of warrants	31,500	150,000
Net cash provided by financing activities	3,761,154	3,228,834
Increase (decrease) in cash	(529,902)	1,953,699
Cash, beginning of year	2,224,011	270,312
Cash, end of year	$1,694,109	$2,224,011

Supplemental cash flow information
Income taxes paid	$-	$-
Interest paid	$14,360	$28,646

Supplemental disclosure of non-cash investing and financing activities
Initial derivative liability from issuance of convertible notes	$2,352,602	$-
Right of use asset additions	$-	$421,000

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

1. NATURE OF OPERATIONS

Starfighters Space Inc. ("SFS" or the "Company") was incorporated on September 6, 2022, under the laws of the State of Delaware.  The Company's registered office is held at 850 New Burton Road, Suite 201, Dover, DE 19904. The Company's principal operating facility is located in Cape Canaveral, Florida. The Company operates from the NASA Kennedy Space Center in Florida and has a fleet of seven F104 Fighter jets that are capable of flying MACH 2+.  The Company is currently in the process of gaining a launch waiver and license for its first space launch to launch rockets carrying payloads for data testing from their jets into suborbital space.  Upon successful suborbital space flight, the Company intends to develop infrastructure for orbital space launch.

On September 9, 2022, the Company entered into an equity exchange agreement (the "Equity Exchange Transaction") for the acquisition of Starfighters International, Inc. ("SFII") (Note 4). As part of the Equity Exchange Transaction, the Company and the sole owner of SFII agreed to exchange 100% interests in SFII for 100% ownership of the Company. As a result of the share exchange, Starfighters International Inc became a wholly-owned subsidiary of the Company. The combination met the criteria outlined in ASC 850 to be accounted for as a transaction between entities under common control and therefore the financial statements are being presented as if the transfer happened at the beginning of the period and prior year financial information has been retrospectively adjusted to furnish comparative information.

Risks and Uncertainties

Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

2. BASIS OF PRESENTATION

a) Basis of presentation

The accompanying consolidated financial statements include the accounts of Starfighters Space Inc and its wholly owned subsidiaries, and are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany accounts and transactions have been eliminated in consolidation. References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

As of December 31, 2023 and 2022, the Company's subsidiaries were:

Name of subsidiary	Place of incorporation	Incorporated	Ownership
Starfighters International Inc.	Florida, the United States	March 3, 2018	100%
Starfighters Inc.	Florida, the United States	November 16, 1995	100%

b) Going concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. During the years ended December 31, 2023 and 2022, the Company recorded a net loss of $4,681,583 and $1,016,584, respectively, and has a deficit of $8,978,038 and $4,296,455 as of those dates, respectively.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

2. BASIS OF PRESENTATION (CONTINUED)

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date of the consolidated financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds and implement its business plan. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

As of December 31, 2023, the Company had cash in the amount of $1,694,109. The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

c) Functional and presentation currencies

The consolidated financial statements of the Company are presented in United States dollars. The functional currency of the Company and its subsidiaries is the United States dollar.

d) Emerging growth company

The Company is an "Emerging Growth Company", as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it has taken advantage of certain exemptions that are not applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial reporting standards.  The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

e) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with US GAAP requires the Company's management to make judgments, estimates and assumptions about future events that the amounts reported in the consolidated financial statements.  Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are made prospectively.

Key estimates made by management with respect to the areas noted have been disclosed in the notes to these consolidated financial statements.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months. There are no cash equivalents as of December 31, 2023 or 2022. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash and cash equivalents balance as of December 31, 2023 was $1,038,769.

b) Short-term investments

The Company's short term investments are treasury notes with original maturities greater than 3 months.  All of the treasury notes held by the Company as of December 31, 2023 mature in 2024.  The treasury notes have an interest rate of 5.046%. The notes are a level 1 investment in the fair value hierarchy. These securities are presented on the consolidated balance sheet at fair value.  Earnings from these securities are included in interest income on the consolidated statement of operations.

c) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are carried at original invoice amount, less any estimate made for doubtful accounts or credit losses. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in the Company's existing receivables over the contractual term. We evaluate our exposure to credit loss on both a collective and individual basis. We evaluate such receivables on an individual customer basis and take into account any relevant available information, which begins with historical credit loss experience and consideration of current and expected conditions and market trends (such as general economic conditions, other microeconomic and macroeconomic considerations, etc.) and reasonable and supportable forecasts that could impact the collectability of such receivables over the contractual term individually or in the aggregate. Changes in circumstances relating to these factors may result in the need to increase or decrease our allowance for credit losses in the future. The allowance for credit losses was $0 as of December 31, 2023 and December 31, 2022.

d) Property, plant, and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the double-declining method over the estimated useful lives of the respective assets. Depreciable assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in income for the period. Major replacements or betterments are capitalized while maintenance and repairs are expensed as incurred. The estimated useful lives of the classes of property and equipment are as follows:

Vehicles	5 years

e) Long-term deposits

Long-term deposits are comprised entirely of deposits paid in advance for property and equipment, where control of the asset has not yet transferred to the Company.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Leases

The Company adopted ASC 842, Leases, as amended, on January 1, 2020 ("ASC 842"). The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease.

The Company determines if an arrangement contains a lease at inception as defined by ASC 842. To meet the definition of a lease under ASC 842, the contractual arrangement must convey to the Company the right to control the use of an identifiable asset for a period of time in exchange for consideration. Right of Use ("ROU") assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

g) Impairment of long-lived assets

Long-lived assets or asset groups held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Circumstances that could trigger a review include, but are not limited to: significant decreases in the market price of the assets; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the assets; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the assets will more likely than not be sold or disposed significantly before the end of their estimated useful life.

When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any. Fair value can be determined using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Recognized impairment losses are not reversed. There were no impairments noted during the years ended December 31, 2023 or 2022.

h) Financial instruments measurements and fair value of financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements,

ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following, based on the nature of the valuation inputs:

  Level 1: quoted prices (unadjusted) for identical assets or liabilities in active markets;
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
  Level 3: one or more significant inputs used in a valuation technique are unobservable in determining fair values of the asset or liability.

Determination of fair value and the resulting hierarchy requires the use of observable market data where available. The classification of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The Company determined that the derivative liability relating to the embedded conversion feature in the convertible notes is a Level 3 liability. See Note 8 for the significant inputs used and for a roll-forward of the Level 3 liability.

i) Derivative Liabilities

The Company evaluates its financial instruments and other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with ASC 815. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market at each balance sheet date and recorded as a liability and the change in fair value is recorded in the consolidated statements of operations.  Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.  Derivative instruments that become subject to reclassification are reclassified at the fair value of the instrument on the reclassification date.  Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not settlement of the derivative instrument is expected within 12 months of the balance sheet date.

The Company uses the Monte Carlo simulation model to value derivative liabilities.  This model uses Level 3 inputs in the fair value hierarchy established by ASC 820, Fair Value Measurement.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j) Income taxes

The Company's tax provision consists of taxes currently payable or receivable, plus any change during the period in deferred tax assets and liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settles. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that is it more likely than note that some portion of the deferred tax asset will not be realized.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount with a greater than 50 percent likelihood of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. The Company is not aware of any issued under review that could result in significant payments, accruals or a material deviation from its position. The Company is subject to income tax examinations by taxing authorities for the tax years ended 2019 - 2022.

k) Loss per share

Basic earnings (loss) per share ("EPS") is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive options and potential units are ignored in calculating diluted EPS. All options and potential units are considered anti-dilutive when the Company is in a loss position.

The Company has the following anti-dilutive securities as of December 31, 2023 and 2022:

	2023	2022
Warrants	18,150,000	15,000,000

l) Other income

The Company earns ancillary income from contracts with customers for pilot training and equipment testing. The income is recognized at a point in time which is upon the completion of the services, which the Company has determined is the completion of a flight. There is no variable consideration for these ancillary services.

From time to time, the Company receives consideration in advance of the services being rendered; this is presented as deferred income on the balance sheet. The Company also extends credit for payments to be received for services provided; this is presented as accounts receivable on the balance sheet.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table summarizes the deferred income activity for the years ended December 31, 2023 and 2022:

Balance as of December 31, 2021	$62,900
Recognition of income recorded as deferred income as of December 31, 2021	(17,900)
Deferral of income billed during the year	40,000
Balance as of December 31, 2022	$85,000
Deferral of income billed during the year	312,000
Balance as of December 31, 2023	$397,000

m) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2023 and 2022, were $304,543 and $110,412 respectively.

n) Subsequent Events

The Company evaluated subsequent events through the date in which the financial statements were issued.

4. COMMON CONTROL TRANSACTIONS

Acquisition of Starfighters International Inc., by Starfighters Space Inc.

On September 9, 2022, the Company entered into an Equity Exchange Agreement with the sole share holder of SFII (the "Shareholder") whereby the Shareholder assigned 1,000,000 shares of SFII, representing 100% interest of SFII, to the Company. In exchange, the Company issued 15,000,000 shares of the Company, representing 100% interest of the Company, to the Shareholder. Upon closing of the Equity Exchange Transaction on September 9, 2022, SFII became a wholly-owned subsidiary of the Company.

The Shareholder was the sole owner of SFII and the founder of the Company, therefore, the transaction represented a combination between entities under common control.

As a result of the share exchange, Starfighters International Inc became a wholly-owned subsidiary of the Company. The combination met the criteria outlined in ASC 850 to be accounted for as a transaction between entities under common control and therefore the financial statements are being presented as if the transfer happened at the beginning of the period and prior year financial information has been retrospectively adjusted to furnish comparative information.

Acquisition of Starfighters, Inc. ("SFI") by SFII

Prior to the Equity Exchange Transaction, on January 1, 2022, SFII entered into an equity purchase agreement with the Shareholder, whereby the Shareholder assigned 1,000,000 shares of SFI, representing 100% interest of SFI, to SFII for the consideration of $1 (the "Transaction"). Upon closing of the SFI Transaction on January 1, 2022, SFI became a wholly-owned subsidiary of SFII.

The Shareholder was the sole owner of both SFI and SFII, therefore the transaction represented a combination between entities under common control.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

4. COMMON CONTROL TRANSACTIONS (CONTINUED)

As a result of the share exchange, Starfighters Inc became a wholly-owned subsidiary of Starfighters International Inc. The combination met the criteria outlined in ASC 850 to be accounted for as a transaction between entities under common control and therefore the financial statements are being presented as if the transfer happened at the beginning of the period and prior year financial information has been retrospectively adjusted to furnish comparative information.

Acquisition of assets from RLB Aviation, Inc. ("RLB")

Prior to the Equity Exchange Transaction, on January 1, 2022, SFII entered into an asset transfer agreement with RLB, for the purchase of the following assets for the consideration of $1:

  Six Lockheed F-104 Starfighter aircrafts
  Twelve units of General Electric J79 engines
  Various other equipment and parts

RLB is solely owned by the spouse of the Shareholder and therefore the transaction represented a transfer of assets between entities under common control.

In accordance with ASC 805-50-30-5, SFII recognized, prospectively, in its financial statements the carrying amounts of the assets originally carried in the accounts of RLB. The carrying value of assets acquired at the time of transfer from RLB to SFII was $0 as they were fully depreciated.

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following as of December 31, 2023 and 2022:

	2023	2022
Vehicles	51,149	51,149
Less: accumulated depreciation	(32,737)	(20,461)
	18,412	30,688

Depreciation expense for the years ended December 31, 2023 and 2022, was $12,276 and $20,461, respectively.

6. NOTES PAYABLE

On February 16, 2012, the Company secured a loan with Space Florida in the amount of $1,436,001, maturing September 16, 2022. The loan bears interest at 1.00% per annum, no payments are due on the loan for 12 months from the date of first disbursement of the loan and interest-only payments are applicable over the next 114 months. On September 16, 2022, the Company and Space Florida amended the agreement to extend the maturity date to November 1, 2033 and to increase the interest rate to 3.00% per annum and 8.00% per annum in the event of default. Additionally, starting December 1, 2023 the Company is to make monthly installments of $13,866 beginning on December 1, 2023. The loan is secured by a DASH-7 aircraft engine with a book value of $0.

As of December 31, 2023 and 2022, the principal balance of $1,436,001 and $1,436,001, respectively and accrued interest of $59,929 and $21,181, respectively, was outstanding for this loan. Interest expense was $53,108 and $22,737, for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company has not made any of the required principal payments on this loan.  The Company and the lender are in negotiations to modify the terms of the note and while these negotiations are ongoing, the lender has agreed to waive any default on the note.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

6. NOTES PAYABLE (CONTINUED)

Future principal and interest payments to be paid by the Company as of December 31, 2023 are as follows:

	Principal	Interest	Total Payments
2024	$135,532	$44,728	$180,260
2025	129,180	37,213	166,393
2026	133,106	33,287	166,393
2027	137,151	29,242	166,393
2028	141,246	25,148	166,394
Thereafter	759,786	58,317	818,103
Total	$1,436,001	$227,935	$1,663,936

On June 5, 2020, the Company received a $150,000 loan pursuant to an agreement entered into with the US Small Business Administration. The loan accrues interest at a rate of 3.75% per annum and the principal balance and accrued interest are payable 30 years from the date of the loan. Any payments made will be applied first to interest accrued to the date of the payment, and the balance, if any, will be applied to the principal. During the year ended December 31, 2022, the Company repaid the principal amount of $150,000 and accrued interest of $14,521. Interest expense on this note was $5,625 during the year ended December 31, 2022.

7. CONVERTIBLE DEBENTURES TO BE ISSUED

In November 2022, the Company entered into a secured convertible debenture financing for gross proceeds up to $8,000,000. The convertible debentures shall bear interest at 5.00% per annum and shall mature 2 years following the closing date of the financing. There are no required monthly principal payments. At maturity, or upon the IPO date, outstanding principal plus any accrued and unpaid interest will be automatically convertible into common shares of the Company at a conversion price equal to the lessor of:

a) a 40% discount at the price per security of the Company's initial public offering ("IPO") on the NASDAQ or other recognized stock exchange in the US; and

b) $4.00

Pursuant to terms of the subscription agreement, the Company reserves the right, in its absolute discretion, to reject any subscriptions related to the financing, in whole or in part, at any time prior to the closing date. Subscriptions received may be treated as an interest-free loan and use such proceeds from time to time in its discretion until the earlier of the closing date or the date that the Company rejects the subscription.

As of December 31, 2022, the financing had not closed and the Company had received $2,282,340 in subscription proceeds. As such, as of December 31, 2022, all related subscribed funds received have been recognized as interest-free loans which are due on demand. The financing closed during the year ended December 31, 2023 (Note 8).

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

8. CONVERTIBLE DEBENTURE

During the year ended December 31, 2023, the Company closed the secured convertible debenture financing (Note 7) as follows:

  Tranche 1, on February 24, 2023 for gross proceeds of $4,413,400
  Tranche 2, on July 14, 2023 for gross proceeds of $804,100
  Tranche 3, on September 15, 2023 for gross proceeds of $448,000
  Tranche 4, on December 28, 2023 for gross proceeds of $680,500

As disclosed in Note 7, the convertible notes have a maturity date of two years from the date of closing of the tranche and automatically convert upon the event of an IPO at a 40% discount of the price of the IPO or converts at $4.00 per share at maturity.

The convertible debentures were determined to be hybrid financial instruments comprised of a debt host liability and an embedded derivative liability, as under the conversion feature the number of shares that will or may be issued to settle the notes may vary. Upon issuance, the fair value of the debt host liability was determined to be $6,364,000 and the respective embedded derivative liability was valued at $2,352,602. The derivative liability conversion feature was valued first and the residual was allocated to the debt host liability. The Company uses the Monte Carlo model to determine the fair value of the embedded derivative liability based on a common stock simulation model and future projections of various potential outcomes. The Company incurred $86,506 in transaction costs. The fair value of the initial derivative and the transaction costs incurred were recorded as debt discount and are amortized over the life of the convertible notes using the effective interest method. Debt discount amortization during the year ended December 31, 2023 was $656,524. Unamortized debt discount as of December 31, 2023 was $1,782,584. Interest expense on the convertible notes for the year ended December 31, 2023 was $212,991.

A summary of convertible debt for the years ended December 31, 2023 and 2022 is as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Total
As of December 31, 2022	$-	$-	$-	$-	$-
Issuances	4,413,400	804,100	448,000	680,500	6,346,000
Fair value of conversion feature	(1,482,763)	(321,144)	(208,539)	(340,156)	(2,352,602)
Transaction costs	(70,882)	(11,730)	-	(3,885)	(86,506)
Amortization of debt discount	570,553	61,803	23,068	1,100	656,524
Interest	187,418	18,726	6,567	280	212,991
As of December 31, 2023	$3,617,726	$551,746	$269,096	$337,839	$4,776,407

A roll-forward of the derivative liability, which is categorized at Level 3 on the fair value hierarchy, for the year ended December 31, 2023 is as follows:

Derivative liabilities
As of December 31, 2022	$-
Fair value of embedded derivative liability recognized	2,352,602
Change in fair value	64,261
As of December 31, 2023	$2,416,863

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

8. CONVERTIBLE DEBENTURE (CONTINUED)

The key inputs used in the Monte Carlo model for the embedded conversion feature at initial measurement were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	4.67%	4.90%	5.11%	4.69%
Expected term (years)	2.00	2.00	2.00	2.00
Expected volatility	74.6%	74.2%	75.8%	75.9%
Probability of an IPO	50.00%	60.00%	70.00%	75.00%
Stock price	$0.5135	$0.5477	$0.5632	$0.5886

The Company's use of a Monte Carlo simulation model required the use of the subjective assumptions:

  The stock price was determined from a 409a valuation;
  The volatility was derived from comparable public companies;
  For the early redemption option the Company estimated this at 0% for all valuation dates. The Company estimated this default at 0% for all valuation dates;
  The probability of a successful IPO occurring was based on management's best estimate;
  The estimate used as of December 31, 2023 was 75.00% for all 4 tranches; and
  The conversion price is not subject to reset provisions for subsequent financing events.

The key inputs used in the Monte Carlo model for the embedded conversion feature at December 31, 2023 were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	4.74%	4.71%	4.70%	4.68%
Expected term (years)	1.15	1.54	1.71	1.99
Expected volatility	72.0%	71.8%	71.8%	71.7%
Probability of an IPO	50.00%	60.00%	70.00%	75.00%
Stock price	$0.5894	$0.5894	$0.5894	$0.5894

9. LEASES

On June 1, 2022, the Company entered into a one-year lease for hangar space. The lease agreement provided for four renewal terms of one year each. Management has determined that the renewals are likely to be utilized and the renewal terms are included in the calculation of the lease liability and right of use asset. In 2022, the Company recognized a right of use operating lease asset in the amount of $421,000 for this lease.

Lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company's lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate of 15.00% in determining its lease liabilities.

The discount is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. The discount rate therefore reflects what the Company "would have to pay", which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the discount using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates. The Company determined its discount rated based on the rate used by comparable public companies.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

9. LEASES (CONTINUED)

The following table presents net lease cost and other supplemental lease information:

	December 31, 2023	December 31, 2022
Lease cost:
Operating lease cost	$66,630	$34,655
Short term lease cost	35,297	22,400
Net lease cost	101,927	57,055
Cash paid for operating lease liabilities	$(77,458)	$(13,824)

As of December 31, 2023, the Company's lease liability is as follows:

Lease liability	December 31, 2023	December 31, 2022
Current portion of operating lease liability	$75,801	$77,458
Long-term portion of operating lease liability	253,917	329,718
	$329,718	$407,176

Future minimum lease payments to be paid by the Company as a lessee as of December 31, 2023 are as follows:

Operating lease commitments and lease liability
2024	119,999
2025	123,599
2026	127,307
2027	53,696
Total future minimum lease payments	424,601
Discount	(94,883)
Total	$329,718

The lease has a remaining term of 3.42 years.

10. STOCKHOLDERS' DEFICIT

a) Common stock

In November and December 2022, the Company completed a private placement offering of 1,720,200 common shares of the Company at a price of $0.50 per share for total proceeds of $860,100.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

10. STOCKHOLDERS' DEFICIT (CONTINUED)

b) Warrants

Warrant transactions for the years ended December 31, 2023 and 2022 are summarized as follows:

Warrant Activity	December 31, 2023	Weighted Average Exercise Price	December 31, 2022	Weighted Average Exercise Price
Outstanding - Beginning	15,000,000	$0.33	-	$-
Vested - Beginning	-	-	-	-
Issued	3,150,000	0.33	15,000,000	0.33
Outstanding - Ending	18,150,000	$0.33	15,000,000	$0.33
Vested - Ending	-	-	-	-

In September 2022, the Company issued 15,000,000 stand-alone warrants at a price of $0.01 for proceeds of $150,000. Each warrant entitles the holder to purchase one common share at a price of $0.33 per share. The warrants become exercisable upon the earlier of the date of a successful initial public offering, a fundamental transaction or September 15, 2024, and will expire 4 years thereafter.

In September 2023, the Company issued 3,150,000 stand-alone warrants at a price of $0.01 for proceeds of $31,500. Each warrant entitles the holder to purchase one common share at a price of $0.33. The warrants become exercisable upon the earlier of the date of a successful initial public offering, a fundamental transaction or September 6, 2025, and will expire 4 years thereafter.

11. RELATED PARTY TRANSACTIONS

Common Control Transactions

The Company completed two share exchanges and one asset acquisition with entities under common (see Note 4).

Warrant Issuances

During the year ended December 31, 2022, the Company issued 560,000 warrants to related parties for gross proceeds of $5,600.  Each warrant entitles the holder to purchase one common share at a price of $0.33 per share. The warrants become exercisable upon the earlier of the date of a successful initial public offering, a fundamental transaction or September 15, 2024, and will expire 4 years thereafter.

Stock Issuance

During the year ended December 31, 2022, the Company issued 70,000 common shares to related parties for gross proceeds of $35,000.

Due From Related Party

As of December 31, 2023 and 2022, $4,074 and $2,434, respectively, was due from related parties. The amounts are unsecured, non-interest bearing and due on demand.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

11. RELATED PARTY TRANSACTIONS (CONTINUED)

Management Fees

During the years ended December 31, 2023 and 2022, management fees of $232,000 and $0, respectively, were incurred to a Shareholder of the Company. As of December 31, 2023 and 2022, $18,500 and $0, respectively, of management fees were included in accounts payable and accrued liabilities.

Consulting Fees

During the years ended December 31, 2023 and 2022, the Company incurred an expense of $49,500 and $0, respectively, of fees to a BOD member.  As of December 31, 2023 and 2022, $0 and $0 of these fees were unpaid, respectively.

During the years ended December 31, 2023 and 2022, the Company incurred an expense of $150,000 and $30,000, respectively, of fees to a Company for which a BOD member is part of senior management.  As of December 31, 2023 and 2022, $0 and $0 of these fees were unpaid, respectively.

During the years ended December 31, 2023 and 2022, the Company incurred an expense of $54,000 and $0, respectively, of fees to an entity owned by the spouse of the Shareholder.  As of December 31, 2023 and 2022, $4,000 and $0 of these fees were included in accounts payable and accrued expenses.

During the years ended December 31, 2023 and 2022, the Company incurred an expense of $56,250 and $16,875, respectively, of fees to the former CFO (current at the time the expenses were incurred) of the Company.  As of December 31, 2023 and 2022, $0 and $0 of these fees were unpaid, respectively.

Contract Labour

During the years ended December 31, 2023 and 2022, the Company incurred expenses of $0 and $37,500, respectively, to a member of senior management. As of December 31, 2023 and 2022, $0 remained payable.

During the years ended December 31, 2023 and 2022, the Company incurred expenses of $0 and $8,000, respectively, to an entity owned by the Shareholder and his spouse.  As of December 31, 2023 and 2022, $0 and $0 of these fees were unpaid, respectively.

During the years ended December 31, 2023 and 2022, the Company incurred expenses of $7,500 and $0, respectively, to an immediate family member of the Shareholder.  As of December 31, 2023 and 2022, $0 and $0 of these fees were unpaid, respectively.

Director Fees

During the years ended December 31, 2023 and 2022, directors fees of $168,000 and $28,000, respectively, were incurred to related parties. As of December 31, 2023 and 2022, $56,000 and $24,000, respectively, of directors fees were included in accounts payable and accrued liabilities.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

11. RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Payable

On August 14, 2010, Company entered into a loan agreement with the Shareholder in the amount of $865,000. The loan bears no interest, with no terms of repayment and is due on demand. During the year ended of December 31, 2023 and 2022, repayments of $247,500 and $103,606, respectively, were made. As of December 31, 2023 and 2022, $235,050 and $482,550, respectively was outstanding for this loan.

On August 14, 2010, Company entered into a loan agreement with the Shareholder in the amount of $175,150. The loan bears no interest, with no terms of repayment, and is due on demand. As of December 31, 2023 and 2022, $175,150 was outstanding for this loan.

On August 14, 2010, the Company entered into a loan agreement with an entity owned by the spouse of the Shareholder in the amount of $865,000. The loan bears no interest, with no terms of repayment and is due on demand. As of December 31, 2023 and 2022, $865,000 was outstanding for this loan.

On April 10, 2016, the Company entered into a loan agreement with a corporation controlled by the Shareholder in the amount of $100,000. The loan bears no interest, with no terms of repayment and is due on demand. As of December 31, 2023 and 2022, $100,000 was outstanding for this loan.

On August 15, 2018, the Company entered into a loan agreement with an immediate family member the Shareholder in the amount of $110,000. The loan bears no interest, with no terms of repayment and is due on demand. During the year ended December 31, 2022, the full principal amount of $110,000 was repaid. As of December 31, 2023 and 2022, $0 was outstanding for this loan.

Professional Fees

During the years ended December 31, 2023 and 2022, the Company incurred professional fee expenses of $92,000 and $0, respectively, with the VP of Development.  There were no amounts owed to this related party as of December 31, 2023 or 2022.

Commitments and Contingencies

The Company entered into an agreement with a company owned 50% by the CEO and majority shareholder.  The agreement is to buy jet engines.  The purchase price of the jet engines is $2,200,000.  As of December 31, 2023 and 2022, the Company had deposits recorded for this agreement of $750,000 and $250,000, respectively.  These deposits are shown as long-term deposits on the balance sheet.  As of December 31, 2023, the agreement has not closed.

12. INCOME TAXES

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	December 31, 2023	December 31, 2022

Loss before income taxes	$(4,681,583)	$(1,016,584)
Expected recovery at statutory rate of 21%	(983,132)	(213,483)
Permanent book/tax differences	148,452	1,680
Change in valuation allowance	834,680	211,803
Total tax benefit	$-	$-

	December 31, 2023	December 31, 2022

US federal statutory rate	21%	21%
Effects of:
Amortization of debt discount	(3%)	-
Valuation allowance	(18%)	(21%)
	0%	0%

The effective tax rate for 2023 is materially consistent with the prior year comparable period due to the continued full valuation allowance recorded against net deferred tax assets:

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023 and 2022
(Expressed in United States Dollars)

12. INCOME TAXES (CONTINUED)

Deferred Income Tax

The significant components of the deferred tax assets and liabilities consisted of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets
Net operating loss carryforwards	$710,254	$207,506
Property, plant and equipment	8,592	6,014
Convertible debt	356,176
Total gross deferred tax assets	1,075,022	213,520

Valuation allowance	(1,075,022)	(213,520)

Net deferred tax asset	$-	$-

As of December 31, 2023 and 2022, the Company had approximately $988,123 and $0, respectively, of federal and state net operating loss carry forwards that carry forward indefinitely. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code.

In assessing the realizability of deferred tax assets, management considers all positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, primarily related to the history of cumulative operating losses, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2023 and 2022.

The Company is subject to U.S. federal income tax examinations by tax authorities for all tax years since inception due to unexpired net operating loss carryforwards originating in and after that year. The Company may be subject to income tax examinations for the various state taxing authorities which vary by jurisdiction.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

13. COMMITMENTS AND CONTINGENCIES

On September 1, 2023, the Company entered into an agreement with a consultant. Under the agreement, the Company shall grant the consultant 250,000 options upon successfully filing a Form 1-A Registration Statement. The exercise price of the options shall equal the offering price of the financing.

On January 1, 2024, the Company entered into an agreement with the Chief Financial Officer ("CFO"). Under the agreement, the Company shall grant the CFO 250,000 options successfully filing a Form 1-A Registration Statement. The exercise price of the options shall equal the offering price of the financing.